UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Luxon Holdings Inc.
(Name of small business issuer in our charter)

Nevada	3334	20-4350286
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer I.D. Number)

 17890 Castleton Street, Suite 383
City of Industry, CA 91748

(Address and telephone number of principal executive offices)

17890 Castleton Street, Suite 383
City of Industry, CA 91748

(Address of principal place of business or intended principal place of business)
Budget Corp
2050 Russett Way
Carson City, Nevada 89703Telephone: (775)884-9380
(Name, address and telephone number of agent for service of process)

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐
\If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one);

☐ Large accelerated filer
☐Accelerated filer
☐ Non-accelerated filer
☒Smaller reporting company

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered [1]	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee [2] [3]
Common Stock offered by the Selling Stockholders [4]	1,954,000	$2.50	$4,885,000	$172.50
TOTAL	1,954,000	$4,885,000	$4,885,000	$172.50

(1) In accordance with Rule 416(a), the registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2) Estimated in accordance with Rule 457(a) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee based on recent prices of private transactions.

(3) Calculated under Section 6(b) of the Securities Act of 1933 as .00003521 of the aggregate offering price.

(4) Represents shares of the registrant’s common stock being registered for resale that have been issued or will be issued to the selling shareholders named in this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay our effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

PROSPECTUS

LUXON HOLDINGS INC.

Selling shareholders are offering up to 1,954,000 shares of common stock. The selling shareholders will offer their shares at $2.50 per share until our shares are quoted on the OTC Bulletin Board and, assuming we secure this qualification, thereafter at prevailing market prices or privately negotiated prices. We will not receive proceeds from the sale of shares from the selling shareholders.

There are no underwriting commissions involved in this offering. We have agreed to pay all the costs of this offering. Selling shareholders will pay no offering expenses.

Prior to this offering, there has been no market for our securities. Our common stock is not now listed on any national securities exchange, the NASDAQ stock market, or the OTC Bulletin Board. There is no guarantee that our securities will ever trade on the OTC Bulletin Board or other exchange.

This offering is highly speculative and these securities involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _____________, 2008.

TABLE OF CONTENTS

Summary Information and Risk Factors	4
Risk Factors	6
Because we depend upon a limited number of customers to purchase our products, the loss of any major customer could significantly reduce our revenues.	6
Because most of our costs are fixed and we may not be able to respond quickly to any sudden decrease in aluminum ingots prices, any significant fluctuation in international market prices could materially adversely affect our business, financial condition and operating performance.	6
Competition from domestic and aluminum ingot producers could reduce our revenues.	6
Because we rely heavily on diesel fuel as our energy and fuel source required during our production process, any supply or price disruption in our use of diesel fuel could reduce our revenues.	7
If we are unable to obtain a steady supply of key raw materials externally and internally at a competitive price, our revenues could be reduced.	7
Interruptions of electricity supply could reduce our revenues.	7
Transportation difficulties in receiving our raw materials could reduce our revenues.	7
Potential future expenditures on environmental protection could reduce our revenues.	8
If we experience major accidents in our operations which are not covered by or are in excess of our insurance coverage, our profits could be reduced.	8
PRC government changes in its current policies or the interpretation of those policies that are currently beneficial to us could impact our profitability.	8
The People's Republic of China's economic policies could affect our business and reduce our revenues.	9
Capital outflow policies in the People's Republic of China may hamper our ability to remit income to the United States.	9
The value of our securities will be affected by the foreign exchange rate between U.S. dollars and RMB.	9
We may have difficulty establishing adequate management, legal and financial controls in the People's Republic of China.	10
We may be unable to enforce our rights due to policies regarding the regulation of foreign investments in China, which could reduce our ability to compete and our revenues.	10
It may be difficult for stockholders to enforce any judgment obtained in the United States against us, which may limit the remedies otherwise available to our stockholders.	11
The management decisions for our operating subsidiary are made by Mr. William Z. Wang, Executive Chairman, Stephen C. Lee, Chief Executive Officer and Tim Chai, Chief Financial Officer; if we lose their services, our revenues may be reduced.	11
Because our common stock is considered a penny stock, any investment in our common stock is considered a high-risk investment and is subject to restrictions on marketability; you may be unable to sell your shares.	11
Due to the lack of a trading market for our securities, our shares are currently not liquid, and you may have difficulty selling any shares you purchase in this offering.	12

Our shares will be "penny stocks" as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.	12
Sales of our common stock under Rule 144 could reduce the price of our stock.	13
Because we do not have an audit or compensation committee, shareholders will have to rely on the entire board of directors, only one of which is independent, to perform these functions.	14
Although we believe that we currently have adequate internal control over financial reporting, we are exposed to risks from recent legislation requiring companies to evaluate internal control over financial reporting.	14
Use of Proceeds	15
Determination of Offering Price	15
Dilution	15
Selling Shareholders	15
Plan of Distribution	17
Legal Proceedings	19
Directors, Executive Officers, Promoters, and Control Persons	19
Security Ownership of Certain Beneficial Owners and Management	21
Description of Securities	22
Interest of Named Experts	23
Disclosure of Commission Position on Indemnification for Securities Liabilities	23
Description of Business	23
Management’s Discussion and Analysis of Financial Condition and Results of Operations	34
Description of Property	43
Transactions WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS	44
Market for Common Equity and Related Stockholder Matters	44
Executive Compensation	47
FINANCIAL STATEMENTS	60
LUXON HOLDINGS, INC.	64
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	71

SUMMARY INFORMATION AND RISK FACTORS

You should carefully read all information in the prospectus, including the financial statements and their explanatory notes, under the Financial Statements prior to making an investment decision.

Organization

Luxon Holdings Inc. was organized as a Nevada corporation on February 17, 2006. On March 6, 2006, pursuant to a share exchange agreement, Luxon issued 11 million shares, plus cash payment of approximately equivalent of $1.25 million to the shareholders of Jilin Liaoyuan Yinyuan Aluminum Alloy Company, which we refer to as “Yinyuan Aluminum,” in consideration for 100% of its share capital.

Yinyuan Aluminum was initially organized on July 15, 2002 in Liaoyuan, China; after the acquisition, Yinyuan Aluminum became a wholly-owned subsidiary of Luxon. Luxon conducts substantially all of its operations through Yinyuan Aluminum. Unless otherwise indicated, references to us throughout this prospectus include the operations of Yinyuan Aluminum. The purpose of the transaction was to establish a U.S. corporation as a holding company for our operations in China.

Our principal executive offices are located at 17890 Castleton Street, Suite 383, City of Industry, CA 91748. Our telephone number is 626-965-5188.

Business

We are in the business of production, sales, and trading of non-ferrous metal cast processing of large-section aluminum alloy ingots.

The Offering

Securities offered by selling shareholders:	1,954,000 shares of common stock.

Securities outstanding prior to and after this offering:	20,805,000 shares of common stock.

Use of proceeds:	We will not receive any proceeds from the sale of the shares offered by this prospectus.

Financial Summary

Because this is only a financial summary, it does not contain all the financial information that may be important to you. Therefore, you should carefully read all the information in this prospectus, including the financial statements and their explanatory notes before making an investment decision.

 LUXON HOLDINGS, INC.
Consolidated Balance Sheets Data
(All amount, other than per share data are in the thousands of US Dollars)

	June 30, 2008	March 31, 2008	March 31, 2007

Working capital	$5,160	$4,558	$1,894
Current assets	5,878	5,520	2,506
Total assets	9,534	9,128	5,914
Current liabilities	719	962	612
Total liabilities	719	962	668
Stockholders’ equity	8,816	8,166	5,246

LUXON HOLDINGS, INC.
Consolidated Statement of Income
(All amount, other than per share data are in the thousands of US Dollars)

	June 30, 2008	June 30, 2007	March 31, 2008	March 31, 2007

Net sales	$4,146	$6,815	$24,260	$24,272
Gross profit	886	516	3,212	2,009
Gross margin	21.36%	7.57%	13.24%	8.28%
Net income	480	365	2,344	1,495
Diluted earnings per share	0.02	0.02	0.11	0.08

Risk Factors

In addition to the other information provided in this prospectus, you should carefully consider the following risk factors in evaluating our business before purchasing any of our common stock. All material risks are discussed in this section.

Because we depend upon a limited number of customers to purchase our products, the loss of any major customer could significantly reduce our revenues.

We have derived and believed that we will continue to derive a significant portion of our revenue from a limited number of customers. Sales to Jilin Midas Aluminum Industries Co., Ltd. represents 79.75% of net sales in the three month period ended June 30, 2008, 81.83% of sales in 2008 and 72.06% of sales in 2007. The loss of Jilin Midas Aluminum Industries Co., Ltd. or any other major customer could significantly reduce our revenues. We have no written contracts with our customers.

Because most of our costs are fixed and we may not be able to respond quickly to any sudden decrease in aluminum ingots prices, any significant fluctuation in international market prices could materially adversely affect our business, financial condition and operating performance.

We price our aluminum ingot products by reference to international and domestic market prices, domestic cost of scrap aluminum and primary aluminum, and changes in supply and demand in the domestic market. Each of these factors may fluctuate beyond our control. Historically, the domestic market prices for aluminum ingot products have been somewhat volatile. For example, the high and low for aluminum ingot price within China in fiscal year 2008 were $2,610 to $2,332, and for fiscal year 2007 were $2,592 to$2,259.

Competition from domestic and aluminum ingot producers could reduce our revenues.

We face competition from domestic aluminum ingot producers. Our principal competitors in the aluminum ingot business are domestic smelters, some of which are expanding their production capacity. These smelters pose competitive challenges to our aluminum ingot operations in production costs, product quality and price. Intensified competition may result in reductions in our prices or sales volume and may have a material adverse effect on our financial condition and operating performance. If we are not successful in reducing our costs, or if we are unable to maintain or increase our current share of China’s aluminum ingot market, our financial condition and profitability could be impaired.

Because we rely heavily on diesel fuel as our energy and fuel source required during our production process, any supply or price disruption in our use of diesel fuel could reduce our revenues.

We rely heavily on diesel fuel as our energy and fuel source required during our production process. As we significantly increase our production capacities, diesel fuel required for our production substantially increases accordingly. If our diesel fuel suppliers are not able to supply the amount of diesel fuel required for our production due to general short supply of diesel fuel or any other reason, we may be forced to reduce production output or suspend operation of our production in which case our financial condition and results of operation may be materially adversely affected.

If we are unable to obtain a steady supply of key raw materials externally and internally at a competitive price, our revenues could be reduced.

Scrap aluminum and primary aluminum are the most important raw material for aluminum ingot production. We obtain our scrap aluminum and primary aluminum primarily from Jilin Midas Aluminum Industry Co., Ltd and Shengyang China Aluminum Co. Ltd in the three month period ended June 30, 2008, which represented 91.16% and 7.63%, respectively, and for fiscal year 2008 Jilin Midas Aluminum Industry Co., Ltd and Niemenggu Huomeihongjun Aluminum Electrrolytic Co. Ltd, represented 63.10% and 15.03%, respectively. Each of these sourcing methods could affect the security or cost of supply. If we are unable to obtain a steady supply of key raw materials at a competitive price, our revenues could be reduced.

Interruptions of electricity supply could reduce our revenues.

Our smelting of scrap aluminum and primary aluminum process also rely on a continuous supply of electricity. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress. In extreme cases, interruptions of electricity supply can also cause damage to or destruction of the equipment and facilities. If this occurs, our operations may be adversely affected.

Transportation difficulties in receiving our raw materials could reduce our revenues.

Our raw materials - scrap aluminum and primary aluminum are mainly delivered to us by truck. If we are unable to receive on-time delivery due to transportation problems, weather conditions; or if the costs of transportation continue to rise, our operating performance will be significantly affected.

Potential future expenditures on environmental protection could reduce our revenues.

Our aluminum smelting production operations are subject to environmental protection laws and regulations in China, which impose such penalties as waste discharge fees, fines or closure of non-compliant plants. Our aluminum smelting production plant has implemented a system to control its emissions and to oversee compliance with PRC environmental regulations. However, the PRC government has taken steps, and may take additional steps, towards more rigorous enforcement of applicable laws, and/or adoption of more stringent environmental standards. If the PRC national or local authorities enact additional regulations or enforce existing or new regulations in a more rigorous manner, we may be required to make additional environmental expenditures, which could have an adverse impact on our financial condition.

If we experience major accidents in our operations which are not covered by or are in excess of our insurance coverage, our profits could be reduced.

We may experience major accidents in the course of our operations, which may cause significant property damage and personal injuries. Significant industry-related accidents and natural disasters may cause interruptions to various parts of our operations, or could result in property or environmental damage, increase in operating expenses or loss of revenue. The occurrence of such accidents and the resulting consequences may not be covered adequately, or at all, by the insurance policies we carry. In accordance with customary practice in China, we do not carry any business interruption insurance or third party liability insurance for personal injury or environmental damage arising from accidents on our property or relating to our operations other than our automobiles. Losses or payments incurred may have a material adverse effect on our operating performance if such losses or payments are not fully insured.

PRC government changes in its current policies or the interpretation of those policies that are currently beneficial to us could impact our profitability.

The central and local PRC governments continue to exercise a substantial degree of control and influence over the aluminum industry in China and shape the structure and characteristics of the industry by means of policies in respect of major project approvals, preferential treatments such as tax incentives, electricity pricing, and safety, environmental and quality control. If the PRC government changes its current policies or the interpretation of those policies that are currently beneficial to us, we may, to some extent, face pressure on profit margins and significant constraints on our ability to expand our business operations or to maximize our profitability.

The People's Republic of China's economic policies could affect our business and reduce our revenues.

Substantially all of our assets are located in the People's Republic of China and substantially all of our revenue is derived from our operations in The People's Republic of China. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in the People's Republic of China. Although the People's Republic of China's economy has experienced significant growth in the past twenty plus years, such growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of the People's Republic of China, but they may also have a negative effect on us. For example, operating results and financial condition may be adversely affected by the government control over capital investments or changes in tax regulations.

The economy of the People's Republic of China has been changing from a planned economy to a more market-oriented economy. In recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership of productive assets, and the establishment of corporate governance in business enterprises; however, a substantial portion of productive assets in the People's Republic of China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over the People's Republic of China's economic growth through the allocation of resources, the control of payment of foreign currency- denominated obligations, the setting of monetary policy and the provision of preferential treatment to particular industries or companies.

Capital outflow policies in the People's Republic of China may hamper our ability to remit income to the United States.

The People's Republic of China has adopted currency and capital transfer regulations. These regulations may require us to comply with complex regulations for the movement of capital. Although our directors believe that it is currently in compliance with these regulations, should these regulations or the interpretation of them by courts or regulatory agencies change; we may not be able to remit all income earned and proceeds received in connection with our operations or from the sale of our operating subsidiary to our stockholders.

The value of our securities will be affected by the foreign exchange rate between U.S. dollars and RMB.

The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and RMB, and between those currencies and other currencies in which our sales may be denominated. Currently, RMB is stronger than U.S. Dollars. For example, to the extent that we need to convert U.S. dollars into RMB for our operational needs and should RMB appreciate against the U.S. dollar at that time, our financial position, our business, and the price of our common stock may be harmed. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against RMB, the U.S. dollar equivalent of our earnings from our joint venture in China would be reduced.

We may have difficulty establishing adequate management, legal and financial controls in the People's Republic of China.

The People's Republic of China historically has not adopted a Western style of management and financial reporting concepts and practices, modern banking, computer or other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the People's Republic of China. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

We may be unable to enforce our rights due to policies regarding the regulation of foreign investments in China, which could reduce our ability to compete and our revenues.

The PRC's legal system is a civil law system based on written statutes in which decided legal cases have little value as precedents, unlike the common law system prevalent in the United States. The PRC does not have a well-developed, consolidated body of laws governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation, and may be subject to influence by external forces unrelated to the legal merits of a particular matter. China's regulations and policies with respect to foreign investments are evolving. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published. Statements regarding these evolving policies have been conflicting and any such policies, as administered, are likely to be subject to broad interpretation and discretion and to be modified, perhaps on a case-by-case basis. The uncertainties regarding such regulations and policies present risks which may affect our ability to achieve our business objectives. If we are unable to enforce any legal rights we may have under our contracts or otherwise, our ability to compete with other companies in our industry could be materially and negatively affected and our revenues could be reduced.

It may be difficult for stockholders to enforce any judgment obtained in the United States against us, which may limit the remedies otherwise available to our stockholders.

All of our assets are located outside the United States and all of our current operations are conducted in Hong Kong and China. Moreover, all of our directors and officers are nationals or residents of Hong Kong. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for our stockholders to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of Hong Kong and China would recognize or enforce judgments of U.S. courts obtained against us or such officers and/or directors predicated upon the civil liability provisions of the securities law of the United States or any state thereof, or be competent to hear original actions brought in Hong Kong or China against us or such persons predicated upon the securities laws of the United States or any state thereof.

The management decisions for our operating subsidiary are made by Mr. William Z. Wang, Executive Chairman, Stephen C. Lee, Chief Executive Officer and Tim Chai, Chief Financial Officer; if we lose their services, our revenues may be reduced.

The success of our business is dependent upon the expertise of Dr. William Z. Wang, Executive Chairman, Stephen C. Lee, Chief Executive Officer and Tim Chai, CFO. Because Dr. William Z. Wang, Executive Chairman, Stephen C. Lee, Chief Executive Officer and Tim Chai, CFO are essential to our operations, you must rely on their management decisions. We have not obtained any key person life insurance relating to them. If we lose their services, we may not be able to hire and retain another Executive Chairman, Chief Executive Officer or CFO with comparable experience. As a result, the loss of Dr. William Z. Wang, Executive Chairman, Stephen C. Lee, Chief Executive Officer and Tim Chai, CFO’s services could reduce our revenues.

Because our common stock is considered a penny stock, any investment in our common stock is considered a high-risk investment and is subject to restrictions on marketability; you may be unable to sell your shares.

We are be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to its customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities.

Due to the lack of a trading market for our securities, our shares are currently not liquid, and you may have difficulty selling any shares you purchase in this offering.

Our shares are not registered on any public stock exchange. There is presently no demand for our common stock and no public market exists for the shares being offered in this prospectus. We plan to contact a market maker immediately following the effectiveness of our Registration Statement and apply to have the shares quoted on the OTC Electronic Bulletin Board (OTCBB). The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter (OTC) securities. The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC. Market makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. As of the date of this filing, we have engaged in discussions with Glendale Securities, Inc. concerning the filing of Form 211 with the FINRA to qualify our securities for quotation on the OTCBB. We cannot guarantee that this application will be accepted or approved and our stock listed and quoted for sale or that a future trading market for our securities may not develop. If no market is ever developed for our common stock, it will be difficult for you to sell any shares you purchase in this offering. In such a case, you may find that you are unable to achieve any benefit from your investment or liquidate your shares without considerable delay, if at all. In addition, if we fail to have our common stock quoted on a public trading market, your common stock will not have a quantifiable value and it may be difficult, if not impossible, to ever resell your shares, resulting in an inability to realize any value from your investment. Restrictions on the sale of our stock as a Penny Stock may limit your ability to resell or a prospective purchaser to purchase any shares you acquire in this offering.

Our shares will be "penny stocks" as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000, or annual income exceeding $100,000 individually or $300,000 together with his or her spouse, is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

•
Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commissions relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

•	Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;

•
Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and

•
Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

Sales of our common stock under Rule 144 could reduce the price of our stock.

There are 16,137,100 shares of our common stock held by non-affiliates and 4,667,900 shares held by affiliates, which Rule 144 of the Securities Act of 1933 defines as restricted securities. Of our shares, 16,137,100 are held by non-affiliates are currently eligible for resale or are being registered in this offering, however affiliates will still be subject to the resale restrictions of Rule 144. Shares held by affiliates must be sold in compliance with Rule 144, notwithstanding their inclusion in this registration statement. In general, persons holding restricted securities, including affiliates, must hold their shares for a period of at least one year, may not sell more than one percent of the total issued and outstanding shares in any 90-day period, and must resell the shares in an unsolicited brokerage transaction at the market price. These restrictions do not apply to resales under Rule 144(k). The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.

Because we do not have an audit or compensation committee, shareholders will have to rely on the entire board of directors, only one of which is independent, to perform these functions.

We do not have an audit or compensation committee comprised of independent directors. Indeed, we do not have any audit or compensation committee. These functions are performed by the board of directors as a whole. Only one member of the board of directors is an independent director. Thus, there is a potential conflict in that board members who are management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

Although we believe that we currently have adequate internal control over financial reporting, we are exposed to risks from recent legislation requiring companies to evaluate internal control over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") requires our management to report on the operating effectiveness of our Internal Controls over financial reporting for the year ended March 31, 2009. Child, Van Wagoner & Bradshaw, PLLC, our independent registered public accounting firm, will be required to attest to the effectiveness of our internal control over financial reporting beginning with the year ended March 31, 2010. We must establish an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. We expect that the cost of this program will require us to incur expenses and to devote resources to Section 404 compliance on an ongoing basis.

It is difficult for us to predict how long it will take to complete Management's assessment of the effectiveness of our internal control over financial reporting for each year and to remediate any deficiencies in our internal control over financial reporting. As a result, we may not be able to complete the assessment and process on a timely basis. In the event that our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, we cannot predict how regulators will react or how the market prices of our shares will be affected.

Special Information Regarding Forward Looking Statements

Some of the statements in this prospectus are “forward-looking statements.” These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under “Risk Factors.” The words “believe,” “expect,” “anticipate,” “intend,” “plan,” and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer. Further, Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering.

USE OF PROCEEDS

Not applicable. We will not receive any proceeds from the sale of shares offered by the selling shareholders.

DETERMINATION OF OFFERING PRICE

Our management has determined the offering price for the selling shareholders' shares. The price of the shares being offered was arbitrarily determined based upon the prior offering price in our private placement. We have no agreement, written or oral, with our selling shareholders about this price. Based upon oral conversations with our selling shareholders, we believe that none of our selling shareholders disagree with this price. The offering price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. The factors considered were:

•	our operating history
•	the price we believe a purchaser is willing to pay for our stock

The offering price does not bear any relationship to our assets, results of operations, or book value, or to any other generally accepted criteria of valuation. Prior to this offering, there has been no market for our securities.

DILUTION

Not applicable. We are not offering any shares in this registration statement. All shares are being registered on behalf of our selling shareholders.

SELLING SHAREHOLDERS

The selling shareholders named below are selling the securities. The table assumes that all of the securities will be sold in this offering. However, any or all of the securities listed below may be retained by any of the selling shareholders, and therefore, no accurate forecast can be made as to the number of securities that will be held by the selling shareholders upon termination of this offering. These selling shareholders acquired their shares by purchase exempt from registration under section 4(2) of the Securities Act of 1933 or Regulation S under the Securities Act of 1933. We believe that the selling shareholders listed in the table have sole voting and investment powers with respect to the securities indicated. We will not receive any proceeds from the sale of the securities by the selling shareholders. No selling shareholders are broker-dealers or affiliates of broker-dealers.

Selling Shareholder	Shares to be offered by the Selling Stock- holders	Percentage owned before Offering	Amount owned after the offering, assuming all shares sold	Percentage owned after the offering, assuming all shares sold	Any Transactions or Relationships in past 3 years
Huiling Li	480,000	2.59%	60,000	0.28%	None
Guohua Liu	50,000	0.24%	0	0	None
Xinrong Liu	100,000	0.48%	0	0	None
Lianping Dong	5,000	0.02%	0	0	None
Yi Ma	120,000	0.58%	0	0	None
Yafei Fan	10,000	0.05%	0	0	None
Yanjun Liu	10,000	0.10%	10,000	0.05%	None
Qi Wang	130,000	0.96%	70,000	0.33%	None
Jun Hu	20,000	0.10%	0	0	None
Ou Cui	8,000	0.10%	12,000	0.057%	None
Junhuai Guo	120,000	0.58%	0	0	None
Jun Xi Guan	5,000	0.02%	0	0	None
Menglan Liu	6,000	0.03%	0	0	None
Lichen Wang	5,000	0.02%	0	0	None
Yin Ding	100,000	0.48%	0	0	None
Wen Bao Qin	20,000	0.10%	0	0	None
Juan Ren	180,000	0.87%	0	0	None
Feng Mei Ruan	30,000	0.14%	0	0	None
Jared D. Kaplan	25,000	0.12%	0	0	None
Jing Wang	500,000	2.40%	0	0	None
Zhishun Yang	30,000	0.14%	0	0	None
TOTAL:	1,954,000		152,000

*less than 1%

Blue Sky

Thirty-eight states and the District of Columbia have what is commonly referred to as a “manual exemption” for secondary trading of securities such as those to be resold by Selling Stockholders under this registration statement. In these states, so long as we obtain and maintain a listing in Standard and Poor’s Corporate Manual, secondary trading can occur without any filing, review or approval by state regulatory authorities in these states. These states are: Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, District of Columbia, Florida, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, South Dakota, Texas, Utah, Vermont, Washington, West Virginia and Wyoming. We cannot secure this listing, and thus this qualification, until after this registration statement is declared effective. Once we secure this listing, secondary trading can occur in these states without further action.

All our shareholders currently reside in these states, outside the U.S. or in New York and California. We will make the appropriate filings in New York and California to permit sales of the securities registered in this offering.

We currently do not intend to and may not be able to qualify securities for resale in other states which require shares to be qualified before they can be resold by our shareholders.

PLAN OF DISTRIBUTION

Our common stock is currently not quoted on any market. No market may ever develop for our common stock, or if developed, may not be sustained in the future. Accordingly, our shares should be considered totally illiquid, which inhibits investors’ ability to resell their shares.

Selling shareholders are offering up to 1,954,000 shares of common stock. The selling shareholders will offer their shares at $2.50 per share until our shares are quoted on the OTC Bulletin Board and, assuming we secure this qualification, thereafter at prevailing market prices or privately negotiated prices. We will not receive proceeds from the sale of shares from the selling shareholders. We will pay all expenses of registering the securities.

The securities offered by this prospectus will be sold by the selling shareholders without underwriters and without commissions. The distribution of the securities by the selling shareholders may be effected in one or more transactions that may take place in the over-the-counter market or privately negotiated transactions.

The selling shareholders may pledge all or a portion of the securities owned as collateral for margin accounts or in loan transactions, and the securities may be resold pursuant to the terms of such pledges, margin accounts or loan transactions. Upon default by such selling shareholders, the pledge in such loan transaction would have the same rights of sale as the selling shareholders under this prospectus. The selling shareholders may also enter into exchange traded listed option transactions, which require the delivery of the securities listed under this prospectus. After our securities are qualified for quotation on the OTC Bulletin Board, the selling shareholders may also transfer securities owned in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer without consideration, and upon any such transfer the transferee would have the same rights of sale as such selling shareholders under this prospectus.

In addition to the above, each of the selling shareholders will be affected by the applicable provisions of the Securities Exchange Act of 1934, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling shareholders or any such other person. We have instructed our selling shareholders that they many not purchase any of our securities while they are selling shares under this registration statement.

Upon this registration statement being declared effective, the selling shareholders may offer and sell their shares from time to time until all of the shares registered are sold; however, this offering may not extend beyond two years from the initial effective date of this registration statement.

There can be no assurances that the selling shareholders will sell any or all of the securities. In various states, the securities may not be sold unless these securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

All of the foregoing may affect the marketability of our securities. Pursuant to oral promises we made to the selling shareholders, we will pay all the fees and expenses incident to the registration of the securities.

Should any substantial change occur regarding the status or other matters concerning the selling shareholders or us, we will file a post-effective amendment disclosing such matters.

OTC Bulletin Board Considerations

To be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market for our common stock. We have engaged in preliminary discussions with an FINRA Market Maker to file our application on Form 211 with the FINRA, but as of the date of this prospectus, no filing has been made. Based upon our counsel’s prior experience, we anticipate that after this registration statement is declared effective, it will take approximately 2 - 8 weeks for the FINRA to issue a trading symbol.

The OTC Bulletin Board is separate and distinct from the NASDAQ stock market. NASDAQ has no business relationship with issuers of securities quoted on the OTC Bulletin Board. The SEC’s order handling rules, which apply to NASDAQ-listed securities, do not apply to securities quoted on the OTC Bulletin Board.

Although the NASDAQ stock market has rigorous listing standards to ensure the high quality of its issuers, and can delist issuers for not meeting those standards, the OTC Bulletin Board has no listing standards. Rather, it is the market maker who chooses to quote a security on the system, files the application, and is obligated to comply with keeping information about the issuer in its files. FINRA cannot deny an application by a market maker to quote the stock of a company. The only requirement for inclusion in the bulletin board is that the issuer be current in its reporting requirements with the SEC.

Although we anticipate listing on the OTC Bulletin board will increase liquidity for our stock, investors may have greater difficulty in getting orders filled because it is anticipated that if our stock trades on a public market, it initially will trade on the OTC Bulletin Board rather than on NASDAQ. Investors’ orders may be filled at a price much different than expected when an order is placed. Trading activity in general is not conducted as efficiently and effectively as with NASDAQ-listed securities.

Investors must contact a broker-dealer to trade OTC Bulletin Board securities. Investors do not have direct access to the bulletin board service. For bulletin board securities, there only has to be one market maker.

Bulletin board transactions are conducted almost entirely manually. Because there are no automated systems for negotiating trades on the bulletin board, they are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders - an order to buy or sell a specific number of shares at the current market price - it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and getting execution.

Because bulletin board stocks are usually not followed by analysts, there may be lower trading volume than for NASDAQ-listed securities.

LEGAL PROCEEDINGS

There are no pending or threatened lawsuits against us.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The board of directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our directors and executive officers are as follows:

Name	Age	Position

William Z Wang	55	Chairman/Director
Stephen C. Lee	42	CEO/Director
Tim T Chai	66	CFO
Xiaoguang Yang	48	Director

The resumes of the officers and directors are listed below:

Dr. William Z. Wang, Chairman

He joined us in February 2006 as C.E.O. and became Chairman & President in January 1, 2008. From May 1994 to February 2006, he was Vice President & Director of Tongyuan U.S.A. International, an herbal products importing/exporting company. Dr. Wang received his Master and Ph.D. degrees from Florida State University.

Stephen C. Lee, Chief Executive Officer

Mr. Lee joined us in March 2006 as Director and became Chief Executive Officer in January 1, 2008. From March 1992 to December 2007, he was Chief Executive Officer of White Pacific Securities, Inc., a Securities Brokerage firm.

Tim T. Chai, Chief Financial Officer

Mr. Chai joined us in May 2006 as C.F.O. From March 2004 to December 2005, he was accounting manager of Thunder Group, Inc., a kitchenware company. From February 2002 to September 2003, he was accounting manager of Arques Technology, Inc., a developer of computer chips. From March 1995 to October 2001, he was finance manager of Winbond Electronics Corporation America.

Xiaoguang Yang, Director

Mr. Yang joined us in April 2006 as Director. From December 1999 to date, he has been Chief Executive Officer of Shanxi Wanshida Plastics, Co. Ltd., a manufacturing company.
From July 1997 to November 1999, he was Chief Operation Officer, Beijing Office, Raffles 2000 Group.

Our Board of Directors serves as our audit committee and compensation committee. Only one of our directors is an independent director as that term is defined in section 121(a) of the listing standards of the American Stock Exchange.

We have not adopted a Code of Ethics which is applicable to our principal executive, financial, and accounting officers and persons performing similar functions.

Family Relationships

There are no family relationships among our officers, directors and significant employees.

Legal Proceedings

No officer, director, promoter or significant employee has been involved in the last five years in any of the following:

•	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

•
Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of the date of this prospectus, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown. The business address of the shareholder Lei Chen is No. 4 Nan Er Hu Tong, Building 106, Unit 2, Room 104, Bei An Lu, Nan Guan Qu, Changchun, China.

Shareholders	# of Shares	Percentage
Lei Chen	3,841,900	18.46%
All directors and named executive officers as a group [4 persons]	4,667,900	22.43%

* Less than 1%

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Except as set forth above, applicable percentages are based upon 20,805,000 shares of common stock outstanding as of July 28, 2008.

DESCRIPTION OF SECURITIES

The following description as a summary of the material terms of the provisions of our Articles of Incorporation and Bylaws is qualified in our entirety. The Articles of Incorporation and Bylaws have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

We are authorized to issue 100,000,000 shares of common stock with $.001 par value per share. As of the date of this registration statement, there were 20,805,000 shares of common stock issued and outstanding held by 486 shareholders of record.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. Prior to the acquisition of Yinyuan, we had agreed and have since paid in fiscal year 2007, a one-time cash dividend in the aggregate amount of $705,639 to the pre-acquisition shareholders. This left us with an outstanding balance of $312,500 in unpaid dividend, which on February 22, 2007, after extensive negotiations, we were able to reach an agreement whereby the pre-acquisitions shareholders agreed to forgive the remaining outstanding balances of $312,500. We anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our Bylaws that would prevent or delay change in our control.

INTEREST OF NAMED EXPERTS

The Consolidated Financial Statements for the years ended March 31, 2008 and 2007 included in this prospectus have been audited by Child, Van Wagoner & Bradshaw, PLLC, an independent registered public accounting firm, to the extent and for the periods set forth in its report and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES LIABILITIES

Our Bylaws, subject to the provisions of Nevada Law, contain provisions which allow the corporation to indemnify any person against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to us if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the corporation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

DESCRIPTION OF BUSINESS

Luxon Holdings Inc. was organized as a Nevada corporation on February 17, 2006. On March 6, 2006, pursuant to a share exchange agreement, Luxon issued 11 million shares, plus cash payment of approximately equivalent of USD$1.25 million to the shareholders of Jilin Liaoyuan Yinyuan Aluminum Alloy Company, which we referred to as “Yinyuan Aluminum,” in consideration for 100% of its share capital.

Yinyuan Aluminum was initially organized on July 15, 2002 in Liaoyuan, China; after the acquisition, Yinyuan Aluminum became a wholly-owned subsidiary of Luxon. Luxon conducts substantially all of its operations through Yinyuan Aluminum. Unless otherwise indicated, references to us throughout this prospectus include the operations of Yinyuan Aluminum. The purpose of the transaction was to establish a U.S. corporation as a holding company for our operations in China.

Our principal executive offices are located at 17890 Castleton Street, Suite 383, City of Industry, CA 91748. Our telephone number is 626-965-5188.

Business

We are in the business of production, sales and trading of non-ferrous metal cast processing of large-section aluminum alloy ingots.

Our product lines cover a wide range of specifications of varied transformed aluminum alloy cast ingots from category-1 to category-8, round-shaped ingots with diameters of F300mm-F550mm and square-shaped ingots with width within F1800mm.

As a non-ferrous metal cast processing producer, Yinyuan Aluminum supplies large-section of aluminum alloy cast ingots to manufacturers that are engaged in the business of producing aluminum alloy by means of extruding and casting. These manufacturers (our customers) then supply their finished products, usually made-to-order, to even larger manufacturers such as Alstom (France), Siemens (Germany), and Bombardier (Canada). The finished products have been used in an array of applications, which includes but is not limited to the following uses: mass transit rail vehicle profiles, sports and exhibition hall decorative materials, aviation materials, and power-generation facilities.

Principal products or services

Yinyuan Aluminum can produce up to 117 specifications of varied transformed aluminum alloy cost ingots from category-1 to category-8.

Its major product specifications are round-shaped ingots of diameters F300mm-F550mm, and square-shaped ingots of width within F1800mm.

Applications of our main products are primarily for the following uses:

Category-6 aluminum alloy for rail vehicle profiles, sports and exhibition hall decorative materials:

This category covers numerous brands of aluminum alloy and their productions methods are straight forward. Category-6 aluminum alloy cast ingots are primarily used as underground train profiles, as well as non-structural supports used in stadiums, arenas, and exhibit halls alike. Our products ultimately have been used in the projects of underground railway project in cities of Shanghai, Guangzhou, Nanjing, Tianjin, as well as Singapore; projects of localized high-speed trains at Shenzhen International Exhibition Center and Beijing Capital Airport No. 3 Terminal.

Category-7 aluminum alloy of special raw materials of high value addition:

Category-7 aluminum alloy is a kind of high-strength aluminum alloy (super-hard aluminum), and a kind of heat treated aluminum alloy. Its main features are: good heat resistant, convenient processing, and erosion-resistant, but it is harder to cast.

Category-7 aluminum alloy has extensive uses, mainly in product of high value additions, such as government procurement products, aviation materials, and structural supports for sports facilities. Category-7 aluminum alloy’s main features are large diameters of ingots (over φ465mm), high quality ingots.

Category-5 aluminum alloy used in electric power systems:

The aluminum alloy is used in electricity-generating station facilities and equipment. This product has not been a major part of our overall business, compared with others in our product categories.

Revenues breakdown by product line for the fiscal first quarter ended June 30, 2008 and 2007:

	June 30, 2008		June 30, 2007
Category 6 Revenue	$3,410,211	82.26%	$6,401,720	93.94%
Category 7 Revenue	733,801	17.70%	254,708	3.74%
Category 5 Revenue	1,498	0.04%	140,801	2.07%
Category 4 Revenue	-	-	-	-
Homogenization	-	-	17,592	0.25%
Total:	4,145,510	100.00%	6,814,821	100.00%

Revenues breakdown by product line for fiscal years 2008 and 2007.

	Year ended March 31,
	2008		2007

Category 6 Revenue	$21,028,736	86.68%	$20,969,462	86.39%
Category 7 Revenue	1,407,524	5.80%	2,248,211	9.26%
Category 5 Revenue	859,980	3.54%	639,696	2.64%
Category 4 Revenue	-		403,017	1.66%
Processing (Homogenization)
And Trading	963,573	3.98%	11,188	0.05%
Total:	24,259,813	100.00%	24,271,574	100.00%

Pricing

We sell our aluminum ingot products by way of spot sales or under contracts. Pricing for our aluminum products is determined by the nature of the sale as described below.

Spot Sales & Sales Contract. We set, and adjust as necessary, uniform sales prices for aluminum ingots produced by our plant. In fiscal year ended as of March 31, 2008, The highest and lowest spot price of domestic aluminum ingot was $2,785 per ton and $2,488 per ton, respectively. The annual average selling price of our aluminum ingot was $2,603 per ton, representing a decrease of 2.39% compared to the fiscal year ended as of March 31, 2007. We set uniform prices for all our external sales of products by reference to import costs of primary aluminum, the market supply and demand conditions, as well as our short-term and mid-term projections. Our pricing generally takes into account:
• Domestic primary aluminum price;
• Transportation costs;
• The applicable standard PRC taxes;
• Complexity of the processing procedures;
• Domestic demand and supply conditions.
• International LME primary aluminum price.

Production Process

Distribution

We supply our products to other manufacturers that are engaged in the aluminum alloy processing business or trade. Our strategy for distribution and customer development is mainly through referrals and by attending trade exhibition and conventions. Most of our products are made-to-order and produced in accordance to our customer’s requirements and specification.

We have derived and believe that we will continue to significant portion of our revenue from a limited number of customers. Sales to Jilin Midas Aluminum Industries Co., Ltd. represents 79.75% of net sales in the three month period ended June 30, 2008, 81.83% of sales in 2008 and 93.59% of sales in 6/30/07. We have no written contracts with our customers.

Trading of Raw Materials

In fiscal year 2008, we started to explore into the possibility of buying and selling and potentially profiting from the arbitrage of raw materials within the non-ferrous metal industry. Based upon our subsequent internal analysis, we have concluded that there is a better than fair chance that if given the right market conditions, we can improve our gross margin by buying and selling of the raw materials, specifically, we need to execute on the following four components well - leverage on our industry expertise; exploit the domestic pricing of the raw materials versus international pricing; take advantage of the geographic locations of the buyers and sellers and utilize our extensive network of contacts within the non-ferrous metal industry, which included various raw material suppliers as well as manufacturers of metals such as specialty alloy mills, stainless steel mills, foundries, brass mills and brass and aluminum ingot makers.

Our raw material trading strategy is quite straight-forward and that is through our network of preferred and known vendors, we would first locate a creditable buyer who has indicated serious interests for a certain raw materials, then based upon this customer’s specifications, we would locate and deliver both domestically as well as in the international markets for the most suitable and cost-effective fulfillment solutions.

Though, this line of business could potentially boost our gross margin, it is equally likely that conditions beyond our control such as the volatility of the metal prices; credit worthiness of the buyers and sellers; adverse governmental tariff policies; and the transportation of the raw material could adversely effect our operating results and financial conditions. As such, we do not anticipate this line of business to be a major part of our overall business going forward, likely contributing no more than five percent (5%) to our overall sales revenues.

Value-Added Processing

We worked on specialty orders from other aluminum makers, whereby we would melt the raw materials - usually primary aluminum or scrap aluminum provided by our customers, and then integrate others metal components such Magnesium (Mg)26, Silicone (Si)14, and Baron (B)5 into the melted aluminum, and depending what metal components were being added, we would adjust furnace temperatures and melting durations accordingly to control the contents of the final product, which are then cast into ingots in the shapes and dimensions specified by our customers. The processes described requires a high degree of technical know-how and experience, as well as a more time-consuming processing time than our own traditional ingot productions; nevertheless, it is in our opinion, a more predictable line of business for it not only yielded higher margins but also eliminates some of our risk of having to purchase and stock-up on raw materials.

Regulatory Overview

Producers of aluminum ingots are subject to national industrial policies and relevant laws and regulations in areas of environmental protection, import and export, land use, foreign investment regulation and taxation. We are also subject to regulations relating to activities such as mining.

We are principally subject to governmental supervision and regulation by two agencies of the PRC government:

*
the NDRC (National Development and Reform Commission), which sets and implements the major policies concerning China’s economic and social development policies, approves investments exceeding certain capital expenditure amounts, including approval of Sino-foreign joint venture projects, coordinates economic development of state-owned enterprises and oversees their reform, and formulates industrial policies and investment guidelines for all industries including the aluminum industry; and

*	the Ministry of Land and Resources, which has the authority to grant land use licenses and mining right permits.

The following is a brief summary of the principal laws, regulations, policies and administrative directives to which we are subject.

Requirements for New Entrants and Other Capital Investments

The constructions of new primary aluminum smelters require prior approval by the NDRC, the important projects among which shall be approved by the State Council. Any nonferrous metals projects and rare earths mining projects in which the amount of total investment exceeds RMB50 million shall be approved by the NDRC and filed with the State Council for record. All other projects shall be filed with the local competent investment authorities for record disregarding the scale of such projects. All legal and regulatory requirements for new projects and other capital investments in the aluminum industries apply equally to us. Accordingly, we are required to obtain all necessary governmental approvals for our capital expenditure plans. Any capital markets financing activities, for example, to finance a capital project, are subject to approval by securities regulatory authorities and other relevant authorities in China, regardless of whether the funds are raised in China or on the international capital markets. An issuer of equity securities or equity-linked securities in the PRC must obtain prior approval from the China Securities Regulatory Commission (CSRC). For the issuance of equity or equity-linked overseas securities, the issuer is also required to obtain approval from the NDRC. Offerings of debt, such as debentures, are subject to approval from the People’s Bank of China, as well as the NDRC. For all international financing activities through bank borrowing or issuance of debt, the issuer must obtain prior approval from the State Administration of Foreign Exchange and register with it after the completion of the transaction.

Pricing

The PRC government does not impose any limitations with respect to the pricing of aluminum ingot and related products. Thus, aluminum ingot producers are free to set prices for their products. All the raw materials, supplemental materials and other supplies that we purchase are based on market prices, except for electricity, the price of which is described below. Freight transportation on the national railway system is subject to government mandated pricing.

Electricity Supply and Price

The State Power Supervision Commission is responsible for the supervision and administration of the power industry in China. The NDRC and local governments regulate electricity pricing. Electricity suppliers may not change their electricity prices without governmental authorization.

The Electric Power Law and related rules and regulations govern electricity supply and distribution. Currently, China’s state-owned power companies, through their respective local subsidiaries, operate all the regional power grids in China from which we obtain most of our electricity requirements.

Environmental Protection Laws and Regulations

The State Environmental Protection Administration of China is responsible for uniform supervision and control of environmental protection in China. It formulates national environmental quality and discharge standards and monitors China’s environmental system. Environmental protection bureaus at the county level or above are responsible for environmental protection within their areas of jurisdiction.

Environmental regulations require companies to file an environmental impact report with the relevant environmental bureau for approval before undertaking the construction of a new production facility or any major expansion or renovation of an existing production facility. New facilities built pursuant to this approval are not permitted to operate until the relevant environmental bureau has performed an inspection and is satisfied that the facilities are in compliance with environmental standards.

The Environmental Protection Law requires any facility that produces pollutants or other hazards to incorporate environmental protection measures in its operations and establish an environmental protection responsibility system. Such system includes adoption of effective measures to control and properly dispose of waste gases, waste water, waste residue, dust or other waste materials. Any entity that discharges pollution must register with the relevant environmental protection authority.

Remedial measures for breaches of the Environmental Protection Law include a warning, payment of damages or imposition of a fine. Any entity undertaking a construction project that fails to install pollution prevention and control facilities in compliance with environmental standards for a construction project may be ordered to suspend production or operations and may be fined. Criminal liability may be imposed for a material violation of environmental laws and regulations that causes loss of property or personal injuries or death.

Tax Laws and Regulation

In March 2007, the PRC government promulgated the Corporate Income Tax Law which will be effective from January 1, 2008. The Corporate Income Tax Law will impose a single income tax rate of 25% for both domestic and foreign invested enterprise. The existing Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises (the “FIE and FE tax laws”) and Provisional Regulations of the PRC on Enterprise Income Tax (collectively referred to as the “existing tax laws” will be abolished simultaneously. Currently, the Company and its subsidiaries applied the tax rates under existing tax laws. The Corporate Income Tax Law has provided for a 5-year transitional period for those entities that applied FIE and FE tax laws in previous years. As of March 31, 2008, there are still no detailed implementation rulings released.

Competition

The competitive landscape for the aluminum alloy ingots producer could be characterized as somewhat fragmented, as there are many small suppliers, competing mostly on price, with varying qualities. In terms of our current production capacity and output, we believe we have positioned ourselves within the mid range of aluminum alloy ingot producers.

We compete on the following factors:

•	Specialization – our production strength in Category-6 aluminum alloy, especially for train profiles, is well known throughout the industry;

•	Reputation - we have excellent business operating history within the industry, we deliver quality products on time and within budgets contracted for;

•	Reliability - we use only the trustworthy and reliable raw materials suppliers with good reputation, so to minimize and/or eliminate downtimes;

•	Innovation – we have excellent operational and technical staffs to deliver creative solutions to meet our clients’ specific needs.

•	Quality – we have high standards for quality control, production oversights, and the delivery follow-ups. We pay attention to details.

Sources and availability of raw materials and the names of principal suppliers.

Electrolytic aluminum suppliers:

•	Jilin Midas Aluminum Industry Co., Ltd
•	Neimenggu Huomeihongjun Aluminum-Electrolytic Co., Ltd
•	Shennyang Chengtong Metal Co., Ltd

Main intermediate alloy, fusing agent suppliers

•	Shenzhen Pyrotek Metallurgical Material Co., Ltd
•	Beijing Yitianhui Metal Material Research Institute
•	Jilin Linjiang Magnesium Industrial Co., Ltd
•	Fushun Yinjian Aluminum Industrial Alloy Factory
•	Shenyang Chengtong Metal Co., Ltd
•	Shenyang Sanda Nonferrous Metal Co., Ltd
•	Liaoyuan city Xian Wanda Waste and Old Materials Purchase and Sale Station
•	Hebei Province Qingyuan Country East Stonebridge Xingyuan Metal Production Plant
•	Qinhuangdao Juyuan Aluminum Industry Co., Ltd

Diesel fuel supplier:

•	Jilin City Longtan District Pinxiang Service Station
•	Jilin City Fengnan Chemical Industry Co., Ltd
•	Jilin City Chuangying District Norward Service Station

Jilin Midas Aluminum Industry Co., Ltd and Neimenggu Huomeihongjun Aluminum Electrolytic co., Ltd are two of our largest supplier of scrap aluminum and primary aluminum. In terms of total raw material costs for fiscal year 2008, Jilin Midas Aluminum Industry Co., Ltd. accounted for 63.10% and Neimenggu Huomeihongjun Aluminum-Electrolytic Co., Ltd accounted for15.03%, repectively, of our total cost of raw materials for fiscal year 2008. Though, we do not have written supply contracts in existence with these two suppliers, we have excellent long-term working relationship with both companies, and in the unlikely event of supply shortages, it is our opinion that we can reasonably expect to obtain similar quantities and qualities of raw materials at the same or slightly higher prices through other suppliers from the open market. According to our analysis, in general, the spot prices for the kind of raw materials we use in our production are quite transparent and competitive; hence, we do not believe our cost in case of supply shortage from our existing suppliers would be substantially increased.

Major Customers

Major customers and their percentage of business based on revenues in years 2008 and 2007 are as follows:

Customer Name	Product(s) purchased	Percentage of Business (Three Months ended June 30, 2008)	Percentage of Business (Fiscal Year 2008)	Percentage of Business (Fiscal Year 2007)
Jinlin Midas Aluminum Industry Co. Ltd.	Aluminum alloy ingot and processing	79.75%	81.83%	72.06%
Chongqing Dragon Aluminum Enterprise Co. Ltd.	Aluminum alloy ingot and processing	20.08%	7.38%	24.38%
Huatai Alloy Wheel Co. Ltd.	Aluminum alloy ingot and processing	0	4.16%	None
Haerbin Dongqing Mfg. Co. Ltd. and Others	Aluminum alloy ingot, Processing & Raw Material Trading	0.17%	6.63%	3.56%
Total:		100%	100%	100%

Intellectual Property

We have no intellectual property material to our business.

Research and Development

We have not had any material research and development expenses over the past two years.

Doing Business in the PRC

The PRC Legal System

The PRC legal system is a civil law system. Unlike the common law system, the civil law system is based on written statutes in which decided legal cases have little value as precedents. In 1979, the PRC began to promulgate a comprehensive system of laws and has since introduced many laws and regulations to provide general guidance on economic and business practices in the PRC and to regulate foreign investment. Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. The promulgation of new laws, changes of existing laws and the abrogation of local regulations by national laws could have a negative impact on our business and business prospects. In addition, as these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement involve significant uncertainty.

Political and Trade Relations with the United States

Political and trade relations between the U.S. and the PRC government during the past five years have been volatile and may continue to be in the future. There can be no assurance that the political and trade ramifications of these causes of volatility or the emergence of new causes of volatility will not cause difficulties in our operations in the PRC marketplace.

Economic Reform Issues

The PRC is transitioning from a planned economy to a market economy. While the PRC government has pursued economic reforms since its adoption of the open-door policy in 1978, a large portion of the PRC economy is still operating under five-year plans and annual state plans. Through these plans and other economic measures, such as control on foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental, and are expected to be refined and improved.

Other political, economic and social factors can also lead to further readjustment of such reforms. This refining and readjustment process may not have a positive effect on our operations or future business development. Our operating results may be adversely affected by changes in the PRC's economic and social conditions as well as by changes in the policies of the PRC government, such as changes in laws and regulations (or the interpretation of laws or regulations), measures which may be introduced to control inflation, changes in the interest rate or method of taxation, and the imposition of additional restrictions on currency conversion.

There can be no assurance that the reforms to the PRC's economic system will continue or that we will not be adversely affected by changes in the PRC's political, economic, and social conditions and by changes in policies of the government, such as changes in laws and regulations, measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad, and reduction in tariff protection and other import restrictions.

Employees

We have 86 full time employees, as follows:

Clerical - 10
Operations - 53
Administrative - 3
Management -13

Sales -3
Janitorial - 4

We consider our relationship with our employees to be excellent.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with our financial statements and the notes thereto which appear elsewhere in this Prospectus. The results shown herein are not necessarily indicative of the results to be expected for any future periods.

Forward-Looking Statements

This Management’s discussion contains forward-looking statements, based on current expectations. All statements regarding future events, our future financial performance and operating results, our business strategy and our financing plans are forward-looking statements and involve risks and uncertainties. In many cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," or the negative of such terms and other comparable terminology. These statements are only predictions. Known and unknown risks, uncertainties and other factors could cause our actual results and the timing of events to differ materially from those projected in any forward-looking statements. In evaluating these statements, you should specifically consider various factors, including, but not limited to, those set forth under "Summary Information and Risk Factors" and elsewhere in this Prospectus.

Overview

We are in the business of production, sales and trading of non-ferrous metal cast processing of large-section aluminum alloy ingots.

Our product lines cover a wide range of specifications of varied transformed aluminum alloy cast ingots from category-1 to category-8, round-shaped ingots with diameters of F300mm-F550mm and square-shaped ingots with width within F1800mm.

As a non-ferrous metal cast processing producer, Yinyuan Aluminum supplies large-section of aluminum alloy cast ingots to manufacturers that are engaged in the business of producing aluminum alloy by means of extruding and casting. These manufacturers (our customers) then supply their finished products, usually made-to-order, to larger manufacturers such as Alstom (France), Siemens (Germany), and Bombardier (Canada). The finished products have been used in an array of applications, which includes but not limited to the following uses: mass transit rail vehicle profiles, sports and exhibition hall decorative materials, aviation materials, and power-generation facilities.

Luxon Holdings Inc. was organized as a Nevada corporation on February 17, 2006. On March 6, 2006, pursuant to a share exchange agreement, Luxon issued 11 million shares, plus cash payment of approximately equivalent of USD$1.25 million to the shareholders of Jilin Liaoyuan Yinyuan Aluminum Alloy Company, which we referred to as “Yinyuan Aluminum,” in consideration for 100% of its share capital.

Yinyuan Aluminum was initially organized on July 15, 2002 in Liaoyuan, China. After the acquisition, Yinyuan Aluminum became a wholly-owned subsidiary of Luxon. Luxon conducts substantially all of its operations through Yinyuan Aluminum. Unless otherwise indicated, references to us throughout this prospectus include the operations of Yinyuan Aluminum. The purpose of the transaction was to establish a U.S. corporation as a holding company for our operations in China.

In the first quarter of 2008, the Company divided its subsidiary - Yinyuan, into three operating structures which consisted of production of aluminum alloy cast ingots; value-added processing; and trading of raw materials. The strategy was intended to improve overall profit margin as well as profit margin across all product lines.

In the future, we may grow our business through strategic acquisition of complementary businesses and/or the expansion of our production facilities. We have no contracts, agreements or commitments for any strategic acquisition and we have not earmarked any funds for facility expansion as of the date of this registration statement. In terms of funding the strategic acquisition and facility expansion, we will mostly likely be required to raise additional capital; borrow funds; and/or issue additional shares of our common securities. There is no assurance that we can raise the necessary capital, be approved for a loan or obtain consent from the Board of Directors to issue additional shares of our common securities. If we are unable to do so, we may not be able to carry out our growth plans, which may negatively impact our operating results and financial conditions.

Results of Operation

Three months ended June 30, 2008 compared to three months ended June 30, 2007

Sales

Sales revenue decreased $2,669,312 or 39.17%, this was primarily attributable to our accelerated efforts on engaging more processing business as opposed to production of aluminum ingots business. During the three months ended June 30, 2008, we placed more emphasis on processing business for different product lines (Category 5, 6 & 7) , which are typified by lower total sales volumes but higher gross margin comparing to production of aluminum ingot business, which according to our past experience, are typically capital intensive, higher in terms of total sales volumes but with a substantially lower gross margin, in addition, with the way we conducted the processing business, we bear no inventory risk as opposed to production of aluminum business whereby we have to purchase and stock-up on raw materials.

	June 30, 2008	June 30, 2007
Category 6 Processing Revenue	$573,215	$132,570
Category 7 Processing Revenue	727,359	254,708
Category 5 Processing Revenue	710	-
Sub-Total:	$1,301,284	$387,278
Homogenization	-	17,592

Total:	$1,301,284	$404,870

Category 6 Ingot Mfg. Revenue	$2,836,995	$6,269,150
Category 7 Ingot Mfg. Revenue	6,443	-
Category 5 Ingot Mfg. Revenue	788	140,801
Total:	$2,844,226	$6,409,951
Revenue totals:	$4,145,510	$6,814,821

Net income increase of $114,692 or a 31.41% is primarily attributable to our successful execution of more processing business.

Gross Margin

Gross margin as a percentage of sales boosted to 21.36% from 7.57% The increase in gross margin was primarily attributable to the increase of our processing (homogenization) business, which grew to 31.39% of our overall net sales in three months ended June 30, 2008 compared with 5.94% in three months ended June 30, 2007.

Selling, General and Administrative Expenses (“SG &A”)

The increase of $150,384 or 89.89% in SG & A was primarily attributable to increase in payroll, which chiefly consisted of hiring of new upper management personnel and salary increases for existing upper management personnel.

Interest Income

The decrease in interest income of $3,004 was due to the lower cash balances we carried during the period at US based banking institutions.

Liquidity and Capital Resources

General

As of June 30, 2008, we had cash and cash equivalents of approximately $3.96 million compared to March 31, 2008 $3.05 million, an increase of $0.91 million or 3%. The following table provides detailed information about our net cash flow for all financial statements periods presented in this report.

	Three Months Ended
	June 30
	2008	2007
	Dollars in Thousands

Net cash provided (used in) operating activities	398	(93)
Net cash used in investing activities	(11)	(4)
Net cash used in financing activities	-	(4)
Net cash inflow (outflow)	455	(96)

Operating Activities

Net cash provided by operating activities was approximately $398 thousand for the three months ended June 30, 2008, while during the same period of 2007 we had approximately $93thousand net cash used in operating activities. The change of cash used in operating activities was mainly attributable to the combination of increase in net income and reduction in inventory levels, which reflected the nature of the processing (homogenization) business.

Investing Activities

Our primary uses of cash for investing activities are payments for the acquisition of property, plant and equipment.

Net cash used in investing activities for the three months ended June 30, 2008 was approximately $11K, which is an increase of approximately $7K from net cash used in investing activities of approximately $4K for the same period of 2007. The increase of cash used in investing activities was mainly due to the increase in payments to acquire property, plant and the equipment.

Financing Activities

There was no activity for the three months ended June 30, 2008 compared to the repayment loans of $4,174 during the same period in 2007.

Fiscal year ended March 31, 2008 compared to March 31, 2007

Sales revenue remained relatively constant whereby we recorded net sales revenues of $24,259,813 in fiscal year 2008 compared to $24,271,574 in fiscal year 2007. Net income for fiscal 2008 was $2,343,548 compared to $1,494,795 in fiscal 2007. This represented a year-over-year increase of $848,753 or 56.78% in net income. The increase in net income was primarily attributable to a combination of trading of raw materials and a special one-time tax refunds.

In fiscal year 2008, we started to explore into the possibility of buying and selling and potentially profiting from the arbitrage of raw materials within the non-ferrous metal industry. Based upon our subsequent internal analysis, we have concluded that there is a better than fair chance that if given the right market conditions, we can improve our gross margin by buying and selling of the raw materials, specifically, we need to execute on the following four components well - leverage on our industry expertise; exploit the domestic pricing of the raw materials versus international pricing; take advantage of the geographic locations of the buyers and sellers and utilize our extensive network of contacts within the non-ferrous metal industry, which included a wide range of raw material suppliers as well as manufacturers of metals such as specialty alloy mills, stainless steel mills, foundries, brass mills and brass and aluminum ingot makers.

In terms of raw material trading, our strategy is quite straight-forward and that is through our network of preferred and known vendors, we would first locate a creditable buyer who has indicated serious interests for a certain raw materials, then based upon this customer’s specifications, and geographic location, we would locate and deliver both domestically as well as in the international markets for the most suitable and cost-effective fulfillment solutions. In fiscal year 2008, we purchased and sold approximately 7,400 tons of 1.97 Ni(28)/10.98 Fe(26) powder, which is used by stainless mills; net gains for trading of raw materials in fiscal year 2008, which was non-existent in fiscal year 2007, was $944,448 (net of cost) which represents gross profit margin approximately 57.19%.

Though, this line of business could potentially boost our gross margin substantially, it is equally likely that conditions beyond our control such as the volatility of the metal prices; credit worthiness of the buyers and sellers; adverse governmental tariff policies; and the transportation of the raw material could adversely effect our operating results and financial conditions. As such, we do not anticipate this line of business to be a major part of our overall business going forward, likely contributing no more than five percent (5%) to our overall sales revenues.

Our subsidiary Yinyuan received a special one-time tax refund from the Jilin Provincial Tax Authority as well as the local City of Liaoyuan Tax Authority for the combined amount of $104,421 in fiscal year 2008 compared to none in fiscal year 2007. This special one-time gain contributed approximately 4.45% to the net income in fiscal year 2008.

The following table summarizes selected financial information:

Years Ended:	March 31, 2008	March 31, 2007
(In thousands except for earnings per share information)
Net sales	$24,260	$24,272
Gross profit	3,212	2,009
Gross margin	13.24%	8.28%
Net income	2,344	1,495

Fully diluted earnings per share	$0.11	$0.08

Sales

Sales in fiscal 2008 were relatively constant with sales for fiscal 2007.

Gross Margin

Gross margin as a percentage of sales increased to 13.24% in fiscal 2008 from 8.28% in fiscal 2007. The increase in gross margin was primarily attributable to the trading of raw materials. Sales revenue for trading of raw materials in fiscal year 2008, which was non-existent in fiscal year 2007, was $1,651,154 with a gross profit margin 57.19%.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG &A”) expenses increased to $824,114 in fiscal year 2008 from $577,367 in fiscal year 2007, which represented a year-over-year increase of 246,747 or 42.74%. The increase in SG & A was primarily attributable to increase in payroll in fiscal year 2008 of $375,865 compared with fiscal year 2007 of $247,221, a year-over-year increase of $128,644 or 52.04%. Travel expenses also increased by $31,599 or 48.94% in fiscal year 2008 of $96,160 as compared to $64,561 in fiscal year 2007.

Interest Income and Interest Expenses

Interest income was $62,390 in fiscal year 2008 compared to $31,931 in fiscal year 2007, which represented an increase of $30,459 or year-over-year increase of 95.39%. The increase was primarily attributable to the interest income earned from the funds we had raised via the private placement in the amount of $1,610,000. Interest expense was $ 4,984 for fiscal 2008 compared to $17,199 in fiscal 2007, respectively. The year-over-year decrease was due to our efforts to accelerate the pay-down of certain debt balances.

Liquidity and Capital Resources

General

As of March 31, 2008, we had cash and cash equivalents of approximately $3.51 million compared to the same period in 2007 $1.70 million, an increase of $1.81 million or 106.61%. The following table provides detailed information about our net cash flow for all financial statements periods presented in this report.

	Twelve Months Ended
	March 31,
	2008	2007
	Dollars in Thousands
Net cash provided by operating activities	1,716	2,145
Net cash used in investing activities	(27)	(217)
Net cash used in financing activities	(69)	(1,760)
Net cash inflow (outflow)	(1,809)	(192)

Operating Activities

Net cash provided by operating activities was approximately $1.72 million for the fiscal year ended March 31, 2008, while during the same period of 2007 we had approximately $2.14 millon net cash provided by operating activities. The change of cash provided by operating activities was mainly attributable to the combination of increase in net income, income in accounts receivable and reduction in inventory levels, which reflected the nature of the processing (homogenization) business.

Investing Activities

Our primary uses of cash for investing activities are payments for the acquisition of property, plant and equipment.

Net cash used in investing activities for the fiscal year end 2008 was approximately $27 thousand, which is a decrease of approximately $190 thousand from net cash used in investing activities of approximately $217 thousand for the same period of 2007. The decrease of cash used in investing activities was mainly due to the reduction of the payments to acquire property, plant and the equipment in our subsidiary Yinyuan Aluminum in China to build new production lines.

Financing Activities

Net cash used in financing activities for the fiscal year end 2008 was approximately $69 thousand, which is a decrease of approximately $1,692 thousand from net cash used in financing activities of approximately $1,761thousand during the same period of 2007. The cash used in financing activities declined because we have not engaged in any equity financing through private placement, related parties or bank borrowings except for the repayment of the auto-loan during the fiscal year ended March 31, 2008.

Critical Accounting Policy

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any. We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

Revenue Recognition

Revenue is recognized when the customer takes delivery of products subject to pre-existing terms, conditions and pricing, and when the Company reasonably expects that the amount invoiced to the customer is fully collectible.

·
Inventory- Inventory is stated at the lower of cost or market, determined by the weighted average method. Work-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process.

·
Trade accounts receivable– Trade accounts receivable are stated at cost, net of allowance for doubtful accounts. Based on the above assessment, during the reporting years, the management establishes the general provisioning policy to make allowance equivalent to 100% of gross amount of trade receivables due over 1 year. Additional specific provision is made against trade receivables aged less than 1 year to the extent, which they are considered to be doubtful.

Property, plant and equipment- Property, plant and equipment are stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Depreciation and amortization are provided on the straight-line method based on the estimated useful lives of the assets as follows:

Buildings	40 years
Furniture and fixture	3-5 years
Machinery and equipment	15 years
Computer equipment	3-5 years
Motor vehicles	5 years

Valuation of long-lived assets-The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Income taxes- Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

Post-retirement and post-employment benefits-The Company’s subsidiaries contribute to a state pension scheme in respect of its PRC employees. Other than the above, neither the Company nor its subsidiaries provide any other post-retirement or post-employment benefits.

·
Use of estimates- The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The financial statements include some amounts that are based on management’s best estimates and judgments. These accounts and estimates include, but are not limited to, the valuation of accounts receivable, other receivables, inventories, deferred income taxes, and the estimation on useful lives of property, plant and equipment. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Recently Issued Financial Accounting Standards

In March 2008, The Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We have not completed our evaluation of the potential impact, if any, of the adoption of SFAS No. 161 on our consolidated financial position, results of operations and cash flows.

In December 2007, the SEC published the Staff Accounting Bulletin (“SAB”) No. 110, which amends SAB No. 107 by extending the usage of a “simplified” method, as discussed in SAB No. 107, in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123 (revised 2004), Share-Based Payment. In particular, the SEC indicated in SAB 107 that it will accept a company’s election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected term. The Company does not expect that the adoption of this EITF will have a material impact on its consolidated results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations, (“SFAS No. 141(R)”), and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS No. 160”). These new standards are the U.S. GAAP outcome of a joint project with the International Accounting Standards Board (“IASB”). SFAS No. 141(R) and SFAS No. 160 introduce significant changes in the accounting for and reporting of business acquisitions and noncontrolling interests in a subsidiary. SFAS No. 141(R) and SFAS No. 160 continue the movement toward the greater use of fair values in financial reporting and increased transparency through expanded disclosures. SFAS No. 141(R) changes how business acquisitions are accounted for and will impact financial statements at the acquisition date and in subsequent periods. SFAS No. 160 requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. SFAS No. 141(R) and SFAS No. 160 are effective for our fiscal 2009. We believe the adoption of SFAS No. 141(R) and SFAS No. 160 will have an impact on the accounting for future acquisitions.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115”. The statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We expect that the Statement will have no material impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.”  This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.   This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.

DESCRIPTION OF PROPERTY

California, USA - 17890 Castleton Street #383, City of Industry, CA 91748 is our US headquarters, which is consisted of 1,359 square feet of leased office space, the monthly rent is $3,710 with the lease expiring on 5/31/2010.

Liaoyuan, China - Fuzhen Industries Park, Liao Yuan City, Jilin Province, China 136200 is our production facility, which is consisted of the following:

•	27,998 square feet of smelting plants;
•	22,231 square feet of office and administrative building;
•	5,056 square feet of employee dormitory and cafeteria; and
•	432 square feet of guard post located at the entrance gate of the premise.

We own the afore-mentioned improvements and production facilities free and clear of encumbrances. However, according to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use right granted by the PRC government. Land use right is amortized using the straight-line method over the lease terms of 50 years. At March 31, 2008 and 2007 land use right balance totaled $351,874 and $325,855, respectively. Amortization expense for the years ended March31, 2008 and 2007 were $6,892 and $6,506, respectively.

The properties are adequate for current needs.

We do not intend to renovate, improve, or develop properties. We are not subject to competitive conditions for property and currently have no property to insure. We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

We have not entered into any material transactions with any director, executive officer, and promoter, beneficial owner of five percent or more of our common stock, or family members of such persons.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.

Options, Warrants, Convertible Securities

There are no options, warrants or convertible securities outstanding.

Penny Stock Considerations

Our shares will be "penny stocks" as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000, or annual income exceeding $100,000 individually or $300,000 together with his or her spouse, is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

• Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commissions relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;
• Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;
• Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and
• Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

OTC Bulletin Board Qualification for Quotation

To have our shares of common stock on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market for our common stock. We have engaged in preliminary discussions with an FINRA Market Maker to file our application on Form 211 with the FINRA, but as of the date of this prospectus, no filing has been made. Based upon our counsel’s prior experience, we anticipate that after this registration statement is declared effective, it will take approximately 2 – 8 weeks for the FINRA to issue a trading symbol.

Sales of our common stock under Rule 144.

There are 16,137,100 shares of our common stock held by non- affiliates and 4,667,900 shares held by affiliates Rule 144 of the Securities Act of 1933 defines as restricted securities.

16,137,100 of our shares held by non-affiliates are currently eligible for resale or are being registered in this offering, however affiliates will still be subject to the resale restrictions of Rule 144. Shares held by affiliates must be sold in compliance with Rule 144, notwithstanding their inclusion in this registration statement. In general, persons holding restricted securities, including affiliates, must hold their shares for a period of at least one year, may not sell more than one percent of the total issued and outstanding shares in any 90-day period, and must resell the shares in an unsolicited brokerage transaction at the market price. These restrictions do not apply to resales under Rule 144(k). The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.

Holders

As of the date of this registration statement, we had approximately 486 shareholders of record of our common stock.

Dividends

Prior to the acquisition of Yinyuan, we had agreed and have since paid in fiscal year 2007, a one-time cash dividend in the aggregate amount of $705,639 to the pre-acquisition shareholders. This left us with an outstanding balance of $312,500 in unpaid dividend, which on February 22, 2007, after extensive negotiations, we were able to reach an agreement whereby the pre-acquisitions shareholders agreed to forgive the remaining outstanding balances of $312,500. Going forward, we do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts, as the Board of Directors deems relevant.

Current regulations in China would permit our operating company in China to pay dividends to us only out of its accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our operating company in China will be required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its accumulated profits each year. Such cash reserve may not be distributed as cash dividends. In addition, if our operating company in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

Reports to Shareholders

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements, and other information with the Securities and Exchange Commission through March 31, 2009, assuming this registration statement is declared effective before that date. Thereafter, we will continue as a voluntary reporting company and will not be subject to the proxy statement or other information requirements of the 1934 Act. We are not required under Section 12(g) or otherwise to become a mandatory 1934 Act filer unless we have more than 500 shareholders and total assets of more than $10 million on or after March 31, 2009. However, regardless of the amount of our assets or number of shareholders on or after June 30, 2009, we will file a registration statement on Form 8-A on or before June 30, 2009 and thereafter will be subject to the proxy statement and other information requirements of the 1934 Act. We will voluntarily send an annual report to shareholders containing audited financial statements.

Where You Can Find Additional Information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1. For further information about us and the shares of common stock to be sold in the offering, please refer to the registration statement and the exhibits and schedules thereto. The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 100 F St., N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed with the SEC are also available at the web site maintained by the SEC at http://www.sec.gov.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our Principal Executive Officer, our two most highly compensated executive officers other than our CEO who occupied such position at the end of our latest fiscal year and up to two additional executive officers who would have been included in the table below except for the fact that they were not executive officers at the end of our latest fiscal year, by us, or by any third party where the purpose of a transaction was to furnish compensation, for all services rendered in all capacities to us or our subsidiary for the latest two fiscal years ended March 31, 2008 and 2007.

Name	Title	Year	Salary		Bonus	Stock awards	Option awards	Non equity incentive plan compensation	Non qualified deferred compensation	All other compensation	Total
William Wang	Chairman	2007 2008	$ $	90,000 118,939	— —	— —	— —	— —	— —	— —	$ $	90,000 118,939
Stephen C. Lee	Chief Executive Officer	2007 2008	$	— 62,502	— —	— —	— —	— —	— —	— —	$	— 62,502
Tim Chai	Chief Financial Officer	2007 2008	$ $	48,200 64,150	— —	— —	— —	— —	— —	— —	$ $	48,200 64,150

 Compensation Agreements

We have no written or oral employee agreements with any member of management. Management will be paid such salaries as determined by the Board of Directors. For our fiscal year ended March 31, 2009, the Board has agreed to pay the following members of management the following salaries:

William Z. Wang	Chairman	$193,300 annually;
Stephen C. Lee	Chief Executive Officer	$250,008 annually; and
Tim Chai	Chief Financial Officer	$ 86,400 annually.

Note: Bonus, equity based incentive, deferred compensation and such will be rewarded at the full discretionary of the Board of Directors based upon the overall profitability of the company at a time to be determined by the Board of Directors.

Board Compensation

Members of our Board of Directors do not receive compensation for their services as Directors.

Luxon Holdings Inc.
Consolidated Balance Sheets
(US Dollars)

	June 30, 2008	March 31, 2008
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$3,961,107	$3,506,249
Accounts receivable, net	1,138,970	1,316,474
Inventories	665,422	673,979
Advances to suppliers	106,436	5,231
Other receivables	475	-
Prepaid expenses	5,732	17,672

Total current assets	5,878,142	5,519,605

Property, plant and equipment, net	2,661,843	2,633,412
Security deposit	4,320	4,320
Long-term investments	632,440	618,895
Intangile – land use right	357,702	351,874

Total assets	$9,534,447	$9,128,106

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$435,729	$599,388
Advances from customers	867	3,668
Accrued expenses and other liabilities	90,840	75,282
Taxes payable	191,197	283,467

Total current liabilities	718,633	961,805

Stockholders' equity
Common stock, $0.001 par value, 100,000,000 authorized, 20,805,000 issued and outstanding	20,805	20,805
Additional paid in capital	3,562,906	3,562,906
Retained earning	4,318,209	3,838,343
Accumulated other comprehensive income	913,894	744,247

Total stockholders' equity	8,815,814	8,166,301

Total liabilities and stockholders' equity	$9,534,447	$9,128,106

See accompanying notes to consolidated financial statements

Luxon Holdings Inc.
Consolidated Statements of Operations and Comprehensive Income (Unaudited)
(US Dollars)

	Quarter Ended	Quarter Ended
	June 30, 2008	June 30, 2007

Sales revenues	$4,145,510	$6,814,821

Cost of goods sold	3,259,828	6,299,040

Gross profit	885,682	515,781

Selling, general and administrative expenses	317,675	167,291

Net operating income	568,007	348,490

Other income (expense)
Interest income	13,680	16,684
Other income (expense)	169

Total other income	13,849	16,684

Net income before income taxes	581,856	365,174

Income taxes	101,990	-

Net income	$479,866	$365,174

Foreign currency translation adjustments	169,647	62,586

Comprehensive income	$649,513	$427,760

Basic and diluted earnings per share	$0.02	$0.02

Basic and diluted weighted average shares Outstanding	20,805,000	18,000,795

See accompanying notes to consolidated financial statements

Luxon Holdings Inc.
Consolidated Statements of Cash Flows (Unaudited)
(US Dollars)

	Quarter Ended	Quarter Ended
	June 30, 2008	June 30, 2007
Cash flows from operating activities:
Net income	$479,866	$365,174
Adjustments to reconcile net income from operations to net cash used in operating activities:
Depreciation and amortization	40,405	37,792

Changes in operating assets and liabilities:

Accounts receivable	203,422	(539,440)

Advance to suppliers	(99,672)	(733,240)

Prepaid expenses and other receivables	12,040	640

Inventories	22,982	(981,782)

Other receivable	(469)	(141,639)

Accounts payable	(174,299)	2,073,935

Advance from customers	(2,840)	(33,384)

Accrued expenses and other liabilities	22,823	(9,808)
Income tax payable	(106,072)	(130,870)

Net cash provided by (used in) operating activities	398,186	(92,622)

Cash flows from investing activities:
Additions to fixed assets	(11,150)	(4,151)

Net cash provided by (used in) investing activities	(11,150)	(4,151)

Cash flows from financing activities:
Repayment of automobile loan, net	-	(4,174)

Net cash provided by (used in) financing activities	-	(4,174)

Effect of exchange rate changes on cash	67,822	4,946

Net increase in cash	454,858	(96,001)

Cash, beginning of period	3,506,249	1,697,030

Cash, end of period	$3,961,107	$1,601,029

Supplemental disclosures of cash flow information:
During the year, the company purchased an automobile with note payable:	$-	$78,111
Interest paid in cash	-	-
Income tax paid in cash	-	-

See accompanying notes to consolidated financial statements

LUXON HOLDINGS, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations

Luxon Holidings, Inc. (Luxon) was incorporated in Nevada, USA on February 17, 2006 by majority owner of the Liaoyuan Yinyuan Aluminum Alloy Company Limited, “Yinyuan”.

Yinyuan was incorporated in Jilin Province, China on July 15, 2002 and owned by Jilin Province Tianxin Economic and Trade Ltd. (a PRC Company) and Mr. Gao Ge. On March 6, 2006 Luxon paid Yinyuan by issuing 11 million shares of its commons stock plus 1.25 million cash. Amounts paid and payable to pre-acquisition shareholders were recorded as dividend and dividend payable.

As a result of this transaction, Yinyuan became a wholly-foreign owned enterprise (“WFOE”) under PRC law during March 2006. The acquisition has been accounted as a transaction between entities under common control, whereby Luxon assumed the assets and liabilities of Yinyuan at their carrying amount. The reorganization was treated similar to pooling-of-interest method with carrying over basis.

The major business of Yinyuan is production and sales of aluminum alloy products and their value-added processing. Its business operation modes include production, processing, sales and service.

2. Basis of Presentation

The consolidated financial statements include the accounts of Luxon and Yinyuan together “ the Company”. All material intercompany accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). This basis differs from that used in the statutory accounts of Yinyuan, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to enterprises in the PRC. All necessary adjustments have been made to present the financial statements in accordance with US GAAP.

3. Summary of Significant Accounting Policies

Economic and Political Risks
The Company faces a number of risks and challenges as a result of having primary operations and markets in the PRC. Changing political climates in the PRC could have a significant effect on the Company’s business.

Restrictions on Transfer of Assets Out of the PRC
Dividend payments by Yinyuan are limited by certain statutory regulations in the PRC. No dividends may be paid by Yinyuan without first receiving prior approval from the Foreign Currency Exchange Management Bureau. Dividend payments are restricted to 85% of profits, after tax.

Cash and Cash Equivalents
For purposes of the statements of cash flows, cash and cash equivalents include cash on hand and demand deposits held by banks. Cash deposits in PRC banks are not insured by any government agency or entity. Cash deposits in US banks are guaranteed by the Federal Deposit Insurance Corporation to a maximum of $100,000. At June 30, 2008 and 2007, the Company had $587,088 and $1,277,137 in two US banks.

Revenue Recognition
Revenue is recognized when the customer takes delivery of products subject to pre-existing terms, conditions and pricing, and when the Company reasonably expects that the amount invoiced to the customer is fully collectible.

3. Summary of Significant Accounting Policies - continued

Accounts Receivable
Trade accounts receivable are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. Management reviews past due accounts on a regular basis and determines collectibility based on a customer’s current financial condition and recent payment history, and the Company’s success in recent collection efforts. An estimate for doubtful accounts is made when collection of the full amount becomes questionable. No such amount was deemed necessary at June 30, 2008 and 2007.

Our total accounts receivable was $1,138,970 at June 30, 2008 compared with $1,316,474 at March 31, 2008. Two customers on a combined basis represented approximately 97.58 % of our total accounts receivable at June 30, 2008 - Chongqing Dragon Aluminum Enterprise Co., Ltd., and Jinlin Midas Aluminum Industry Co. Ltd. with each accounting for $987,568 representing 86.71%; and $123,851 representing 10.87 % of total accounts receivable, respectively.

Property, Plant, and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the useful lives of the assets. Amortization of leasehold improvements is calculated on a straight-line basis over the life of the asset or the term of the lease, whichever is shorter. Major renewals and betterments are capitalized and depreciated; maintenance and repairs that do not extend the life of the respective assets are charged to expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciation related to property and equipment used in production is reported in cost of sales. Property and equipment are depreciated over their estimated useful lives as follows:
Buildings	40 years
Machinery and equipment	15 years
Automobile	5 years
Computer equipment	3-5 years
Furniture and fixtures	3-5 years

	June 30, 2008	March 31, 2008
Buildings	$1,923,762	$1,882,559
Machinery and equipment	1,201,337	1,157,374
Automobiles	98,111	98,111
Computers	37,149	43,635
Furniture and fixtures	53,035	50,859
Total	3,313,394	3,232,538
Accumulated depreciation	(651,551)	(599,126)
Net property, plant and equipment	$2,661,843	$2,633,412

	For the three months ended
	June 30, 2008	June 30, 2007
Depreciation expenses during the period:
General and administrative	$6,302	$6,141
Cost of goods sold	28,666	26,944
Total	$34,968	$33,085

Long-term assets of the Company are reviewed annually to assess whether the carrying value has become impaired, according to the guidelines established in Statement of Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company also evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. No impairment of assets was recorded in the periods reported.

3. Summary of Significant Accounting Policies - continued

Intangible - land use right
We adopted the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), effective January 1, 2002.  Under SFAS 142, goodwill and indefinite lived intangible assets are not amortized, but are reviewed annually for impairment, or more frequently, if indications of possible impairment exist.  We have performed the requisite annual impairment tests on intangible assets and determined that no impairment adjustments were necessary. According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Land use right is amortized using the straight-line method over the lease term of 50 years. At June 30, 2008 and March 31, 2008 land use right balance totaled $ 357,702 and $351,874, respectively; the amortization expense were $5,437 and $6,892, respectively.

Inventories
Inventories consist of raw materials and low cost consumables for the production of the Company’s products, as well as finished goods. The inventories are valued at the lower of cost or market using the weighted average method. Impairment and changes in market value are evaluated on a per item basis. If the cost of the inventory exceeds the market value evaluation based on total inventory, provisions are made for the difference between the cost and the market value. Provision for potential obsolete or slow moving inventory is made based on analysis of inventory levels, age of inventory and future sales forecasts. Inventories consisted of the following:

	June 30, 2008	March 31, 2008

Raw material	$421,325	$426,743
Work in progress	$161,401	163,477
Finished goods	82,696	83,759
Total	$665,422	$673,979

Foreign Currency and Comprehensive Income
On July 21, 2005, the PRC changed its foreign currency exchange policy from a fixed RMB/USD exchange rate into a flexible rate under the control of the PRC’s government. The accompanying financial statements are presented in US dollars. The functional currency is the Renminbi (“RMB”) of the PRC. The financial statements are translated into US dollars from RMB at year-end exchange rates for assets and liabilities, and weighted average exchange rates for revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.
RMB is not freely convertible into the currency of other nations. All such exchange transactions must take place through authorized institutions. There is no guarantee the RMB amounts could have been, or could be, converted into US dollars at rates used in translation.

Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. Pursuant to the laws and regulations in the PRC, Yinyuan, is a wholly foreign owned enterprise (“WFOE”) in the PRC. Yinyuan income taxes will be exempted in the first two years (starting from March 1, 2006) and reduced by 50% in the next three years.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Company’s products are subject to market pricing pressure which could impact the Company’s gross margin and the recoverability of the recorded inventory value. Management monitors its inventory quantities in an effort to minimize the impact on its results of operations resulting from decreasing sales prices. No estimate can be made of possible losses that could result from future sales price reductions.

4. Advances to Suppliers

Advances to suppliers represent the cash paid in advance for purchasing raw materials or inventory which is to stabilize the raw material unit cost. At June 30, 2008 and March 31, 2008, advances to suppliers balance totaled $106,436 and $5,231, respectively.

5. Long-term investment

During December 2004, Yinyuan invested $525,101 in Liaoyuan City Credit Cooperative Corp. Ltd. for 2.7% of ownership. Dividends received are recognized as investment income. On October 17, 2007 Liaoyuan City Credit Cooperative Corp. Ltd., Changchun City Commercial Bank and Jilin City Commercial Bank merged as “Bank of Jilin”. After merger, Yinyuan owns 0.162% ownership. At June 30, 2008 and March 31, 2008, long-term investment balance totaled $632,440 and $618,895, respectively. The Company plans to hold this as a long-term investment. Investment income for years ended June 30, 2008 and March 31, 2008 were still $0.

6.  Employee Benefit Plans

Yinyuan has adopted a defined benefit pension plan covering all eligible employees. The plans provide for salary reduction contributions of 1% to 8% of an eligible employee’s compensation. Employer matching contributions are equal to a specified percentage of the participant’s salary deductions.

7.  Leases

The Company leases an office building under a non-cancelable forty- nine month lease commencing in May, 2006 and ending in May, 2010. Future minimum lease payments are as follows:

For the period ended June 30:

2009	38,728
2010	41,187
$79,915

8. Income Tax

The Company accounts for its income taxes in accordance with SFAS No. 109, which requires recognition of deferred tax assets and liabilities and their respective tax bases and any tax credit carry forwards available. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Upon distribution of these earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the PRC. Determination of the amount of unrecognized deferred U.S. income tax liability is not practical because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credits may be available to reduce a portion of any U.S. tax liability.

Luxon was incorporated in the United States of America and is subject to U.S. tax law. Except for the minimum tax liability, no provisions for income taxes have been made as the Company has no taxable income for the years ended March 31, 2008 and 2007, respectively. The applicable income tax rates for Luxon for the years ended March 31, 2008 and 2007 are 34%.

According to federal law in the PRC enterprises with foreign investment and foreign enterprises doing business in the PRC are generally subject to federal enterprise income tax at a rate of 30%. However, because Yinyuan is located in a special region, it has a 15% corporate income tax rate and has been granted a “tax holiday” during which it would pay no income taxes through December 31, 2007. On March 16, 2007, the National People’s Congress of China passed the new Enterprise Income Tax Law, (EIT Law), and on December 6, 2007, the State Council of China issued the Implementation Regulations for the EIT Law which took effect on January 1, 2008.

The EIT Law and Implementation Regulations Rules impose a unified EIT of 25% on all domestic-invested enterprises and Foreign Invested Entities, or FIEs, unless they qualify under certain limited exceptions.

As a result of the above  change  in the  income  tax  laws,  The  Company  will continue  to have a  favorable  rate of 50% of the tax  rates in  effect during fiscal 2008 through 2010 as  determined by the PRC government  and the regional tax authorities.

The provision for income taxes consists of the following:

	For the Period Ended
Income tax expense	June 30, 2008	June 30, 2007
Current PRC tax	$101,190	$-
Current US tax	800	-
Deferred	-	-
Total	$101,990	$-

9. Contingencies

The Company has not, historically, carried any property or casualty insurance. No amounts have been accrued for any liability that could arise from the lack of insurance. Management believes the chances of such an obligation arising are remote.

10.  Stock Issuance

On July 7, 2006, the Company issued 9 million shares of common stock to “Ogston Group Limited” for $ 1.45 million.

On October 5, 2006 in conjunction with a private placement, the Company issued 805,000 shares of common stock for $1.61million.

11. Basic and Diluted Earnings Per Share

The Company computes net earnings per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income available to common stockholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

	June 30, 2008	June 30, 2007

Numerator earnings:	$479,866	$365,174
Denominator:
Weighted-average shares used to compute basic EPS	20,805,000	18,000,795
Basic and Dilute earnings per common share	$0.02	$0.02

12.  Recent Accounting Pronouncements

In March 2008, The Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company has not completed its evaluation of the potential impact, if any, of the adoption of SFAS No. 161 on its consolidated financial position, results of operations and cash flows.

In December 2007, the SEC published the Staff Accounting Bulletin (“SAB”) No. 110, which amends SAB No. 107 by extending the usage of a “simplified” method, as discussed in SAB No. 107, in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123 (revised 2004), Share-Based Payment. In particular, the SEC indicated in SAB 107 that it will accept a company’s election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected term. The Company does not expect that the adoption of this EITF will have a material impact on its consolidated results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations, (“SFAS No. 141(R)”), and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS No. 160”). These new standards are the U.S. GAAP outcome of a joint project with the International Accounting Standards Board (“IASB”). SFAS No. 141(R) and SFAS No. 160 introduce significant changes in the accounting for and reporting of business acquisitions and noncontrolling interests in a subsidiary. SFAS No. 141(R) and SFAS No. 160 continue the movement toward the greater use of fair values in financial reporting and increased transparency through expanded disclosures. SFAS No. 141(R) changes how business acquisitions are accounted for and will impact financial statements at the acquisition date and in subsequent periods. SFAS No. 160 requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. SFAS No. 141(R) and SFAS No. 160 are effective for our fiscal 2009. The Company believes the adoption of SFAS No. 141(R) and SFAS No. 160 will have an impact on the accounting for future acquisitions.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115”. The statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company expects that the Statement will have no material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.”  This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.   This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Luxon Holdings, Inc.

We have audited the consolidated balance sheets of Luxon Holdings, Inc. (the Company) as of March 31, 2008 and 2007, and the related consolidated statements of operations and other comprehensive income, changes in stockholders’ equity, and cash flows for the years ended March 31, 2008 and 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Luxon Holdings, Inc. as of March 31, 2008 and 2007, and the results of its operations and its cash flows for the years ended March 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Child, Van Wagoner & Bradshaw, PLLC

Child, Van Wagoner & Bradshaw, PLLC

Salt Lake City, Utah

June 15, 2008

FINANCIAL STATEMENTS

LUXON HOLDINGS, INC.
Consolidated Balance Sheets
(US Dollars)

	March 31,	March 31,
	2008	2007
ASSETS
Current assets
Cash and cash equivalents	$3,506,249	$1,697,030
Accounts receivable	1,316,474	73,089
Prepaid expenses and others	17,672	6,307
Advances to suppliers	5,231	25,270
Inventories	673,979	704,202
Total current assets	5,519,605	2,505,898

Property, plant and equipment (net)	2,633,412	2,516,944
Security deposit	4,320	4,320
Investment at cost	618,895	561,433
Intangible -land use right	351,874	325,855
Total assets	$9,128,106	$5,914,450

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$599,388	$409,904
Advances from customers	3,668	33,175
Accrued liabilities	75,282	88,736
Note payable - current portion	-	12,534
Taxes payable	283,467	67,348
Total current liabilities	961,805	611,697
Note payable - non-current	-	56,612
Total liabilities	961,805	668,309

Stockholders' equity

Common stock par value $0.001; 100,000,000 authorized; 20,805,000 shares issued and outstanding	20,805	20,805
Additional paid in capital	3,562,906	3,562,906
Retained earnings	3,838,343	1,494,795
Accumulated other comprehensive income	744,247	167,635
Total stockholders' equity	8,166,301	5,246,141

Total liabilities and stockholders' equity	$9,128,106	$5,914,450

The accompanying notes are an integral part of the consolidated financial statements.

LUXON HOLDINGS, INC.
Consolidated Statements of Operations and
Other Comprehensive Income (US Dollars)

	Year ended
	March 31, 2008	March 31, 2007

Sales revenues	$24,259,813	$24,271,574
Cost of goods sold	21,048,088	22,262,635

Gross profit	3,211,725	2,008,939

Operating expenses
Selling, general and administrative expenses	824,114	577,367
Total operating expenses	824,114	577,367

Net operating income	2,387,611	1,431,572

Other income (expense)
Investment income	-	51,821
Interest income	62,390	31,931
Interest expense	(4,984)	(17,199)
Other	-	(2,530)
Subsidy income	104,422	-
Total other income	161,828	64,023

Net income before income taxes	2,549,439	1,495,595

Income taxes	205,891	800

Net income	$2,343,548	$1,494,795

Foreign currency translation adjustment	576,612	108,366

Comprehensive income	$2,920,160	$1,603,161

Basic and diluted earnings per share	$0.11	$0.08

Basic and diluted weighted average shares outstanding	20,805,000	18,000,795

The accompanying notes are an integral part of the consolidated financial statements.

LUXON HOLDINGS, INC.
Consolidated Statements of Changes in Stockholders’ Equity
(US Dollars)

					Accumulated
			Additional		Other
	Common	Common	Paid in	Retained	Comprehensive
	Shares	Stock	Capital	Earnings	Income	Total

Balance, March 31, 2006	11,000,000	$11,000	$200,211	$-	$59,269	$270,480

Cancellation of dividend	-	-	312,500	-	-	312,500
Issurance of common stock	9,805,000	9,805	3,050,195	-	-	3,060,000
Net income	-	-	-	1,494,795	-	1,494,795
Foreign currency	-	-	-	-	108,366	108,366

Balance, March 31, 2007	20,805,000	20,805	3,562,906	1,494,795	167,635	5,246,141

Net income	-	-	-	2,343,548	-	2,343,548
Foreign currency	-	-	-	-	576,612	576,612

Balance, March 31, 2008	20,805,000	$20,805	$3,562,906	$3,838,343	$744,247	$8,166,301

The accompanying notes are an integral part of the consolidated financial statements.

LUXON HOLDINGS, INC.
Consolidated Statements of Cash Flows
(US dollars)

	March 31,	March 31,
	2008	2007
Cash flows from operating activities:
Net income	$2,343,548	$1,494,795
Adjustments to reconcile net income (loss) to net cash provided by (used in) operations:
Depreciation and amortization	144,761	143,471
Changes in operating liabilities and assets:
Accounts receivable	(1,161,891)	159,514
Advances to suppliers	21,270	185,157
Prepaid expenses & others	(13,268)	(9,280)
Inventories	96,169	2,315,835
Security deposit	-	(4,320)
Accounts payable	142,842	(2,125,634)
Advances from customers	(30,933)	32,459
Taxes payable	(22,906)	(74,918)
Accrued liabilities	196,696	27,813
Net cash provided by (used in) operations	1,716,288	2,144,892

Cash flows from investing activities:
Fixed assest additions	(26,647)	(149,830)
Intangible assets	-	(66,994)
Net cash used in investing activities	(26,647)	(216,824)

Cash flows from financing activities:
Proceeds from (Repayment of) note payables	-	(1,450,000)
Repayment of auto loan	(69,145)	(8,966)
Repayment of related party payable	-	(2,656,075)
Proceeds from issuance of stock	-	3,060,000
Payment of dividends	-	(705,639)
Net cash provided by (used in) financing activities	(69,145)	(1,760,680)

Effect of rate changes on cash	188,723	24,445
Increase in cash and cash equivalents	1,809,219	191,833
Cash and cash equivalents, beginning of period	1,697,030	1,505,197
Cash and cash equivalents, end of period	$3,506,249	$1,697,030
Supplemental disclosures of cash flow information:
Interest paid in cash	$4,984	$17,199
Income taxes paid in cash	$9,195	$75,718

Supplemental disclosures of non-cash investing and financing actitivities:
During the year, the company purchased an automobile with note payable	-	$78,111
Interest paid in cash	-	-
Income tax paid in cash	-	-

The accompanying notes are an integral part of the consolidated financial statements.

LUXON HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Nature of operations

Luxon Holidings, Inc. (Luxon) was incorporated in Nevada, USA on February 17, 2006 by majority owner of the Liaoyuan Yinyuan Aluminum Alloy Company Limited, “Yinyuan”.

Yinyuan was incorporated in Jilin Province, China on July 15, 2002 and owned by Jilin Province Tianxin Economic and Trade Ltd. (a PRC Company) and Mr. Gao Ge. On March 6, 2006 Luxon paid Yinyuan by issuing 11 million shares of its commons stock plus 1.25 million cash. Amounts paid and payable to pre-acquisition shareholders were recorded as dividend and dividend payable.

As a result of this transaction, Yinyuan became a wholly-foreign owned enterprise (“WFOE”) under PRC law during March 2006. The acquisition has been accounted as a transaction between entities under common control, whereby Luxon assumed the assets and liabilities of Yinyuan at their carrying amount. The reorganization was treated similar to pooling-of-interest method with carrying over basis.

The major business of Yinyuan is production and sales of aluminum alloy products and their value-added processing. Its business operation modes include production, processing, sales and service.

2. Basis of Presentation

The consolidated financial statements include the accounts of Luxon and Yinyuan together “ the Company”. All material intercompany accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). This basis differs from that used in the statutory accounts of Yinyuan, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to enterprises in the PRC. All necessary adjustments have been made to present the financial statements in accordance with US GAAP.

12. Summary of Significant Accounting Policies

Economic and Political Risks
The Company faces a number of risks and challenges as a result of having primary operations and markets in the PRC. Changing political climates in the PRC could have a significant effect on the Company’s business.

Restrictions on Transfer of Assets Out of the PRC
Dividend payments by Yinyuan are limited by certain statutory regulations in the PRC. No dividends may be paid by Yinyuan without first receiving prior approval from the Foreign Currency Exchange Management Bureau. Dividend payments are restricted to 85% of profits, after tax.

Cash and Cash Equivalents
For purposes of the statements of cash flows, cash and cash equivalents include cash on hand and demand deposits held by banks. Cash deposits in PRC banks are not insured by any government agency or entity. Cash deposits in US banks are guaranteed by the Federal Deposit Insurance Corporation to a maximum of $100,000. At March 31, 2008 and 2007, the Company had $792,867 and $1,365,053 in two US banks.

Revenue Recognition
Revenue is recognized when the customer takes delivery of products subject to pre-existing terms, conditions and pricing, and when the Company reasonably expects that the amount invoiced to the customer is fully collectible.

3. Summary of Significant Accounting Policies - continued

Accounts Receivable
Trade accounts receivable are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. Management reviews past due accounts on a regular basis and determines collectibility based on a customer’s current financial condition and recent payment history, and the Company’s success in recent collection efforts. An estimate for doubtful accounts is made when collection of the full amount becomes questionable. No such amount was deemed necessary at March 31, 2008 and 2007.

At March 31, 2008 two customers on an individual basis accounted for more than 10% of the Company’s accounts receivable, with total amounts of $1,289,513 representing 98% of total accounts receivable in aggregate. At March 31, 2007 one customer accounted for accounts receivable, with an amount of $73,089 representing 100% of total accounts receivable.

Property, Plant, and Equipment
Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the useful lives of the assets. Amortization of leasehold improvements is calculated on a straight-line basis over the life of the asset or the term of the lease, whichever is shorter. Major renewals and betterments are capitalized and depreciated; maintenance and repairs that do not extend the life of the respective assets are charged to expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciation related to property and equipment used in production is reported in cost of sales. Property and equipment are depreciated over their estimated useful lives as follows:
Buildings	40 years
Machinery and equipment	15 years
Automobile	5 years
Computer equipment	3-5 years
Furniture and fixtures	3-5 years

	March 31, 2008	March 31, 2007
Buildings	$1,882,559	$1,707,774
Machinery and equipment	1,157,374	1,005,434
Automobiles	98,111	98,111
Computers	43,635	57,702
Furniture and fixtures	50,859	47,811
Total	3,232,538	2,916,832

Accumulated depreciation	(599,126)	(399,888)
Net property, plant and equipment	$2,633,412	$2,516,944

Depreciation expenses during the year:
General and administrative	$25,897	$40,312
Cost of goods sold	111,972	96,653
Total	$137,869	$136,965

Long-term assets of the Company are reviewed annually to assess whether the carrying value has become impaired, according to the guidelines established in Statement of Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company also evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. No impairment of assets was recorded in the periods reported.

3. Summary of Significant Accounting Policies - continued

Intangible - land use right
We adopted the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), effective January 1, 2002.  Under SFAS 142, goodwill and indefinite lived intangible assets are not amortized, but are reviewed annually for impairment, or more frequently, if indications of possible impairment exist.  We have performed the requisite annual impairment tests on intangible assets and determined that no impairment adjustments were necessary. According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Land use right is amortized using the straight-line method over the lease term of 50 years. At March 31, 2008 and 2007 land use right balance totaled $351,874 and $325,855, respectively. Amortization expense for year ended March 31, 2008 and 2007 were $6,892 and $6,506, respectively.

Inventories
Inventories consist of raw materials and low cost consumables for the production of the Company’s products, as well as finished goods. The inventories are valued at the lower of cost or market using the weighted average method. Impairment and changes in market value are evaluated on a per item basis. If the cost of the inventory exceeds the market value evaluation based on total inventory, provisions are made for the difference between the cost and the market value. Provision for potential obsolete or slow moving inventory is made based on analysis of inventory levels, age of inventory and future sales forecasts. Inventories consisted of the following:

	March 31, 2008	March 31, 2007

Raw material	$426,743	$318,261
Work in progress	163,477	74,694
Finished goods	83,759	311,247
Total	$673,979	$704,202

Foreign Currency and Comprehensive Income
On July 21, 2005, the PRC changed its foreign currency exchange policy from a fixed RMB/USD exchange rate into a flexible rate under the control of the PRC’s government. The accompanying financial statements are presented in US dollars. The functional currency is the Renminbi (“RMB”) of the PRC. The financial statements are translated into US dollars from RMB at year-end exchange rates for assets and liabilities, and weighted average exchange rates for revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.
RMB is not freely convertible into the currency of other nations. All such exchange transactions must take place through authorized institutions. There is no guarantee the RMB amounts could have been, or could be, converted into US dollars at rates used in translation.

Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.
Pursuant to the laws and regulations in the PRC, Yinyuan, is a wholly foreign owned enterprise (“WFOE”) in the PRC. Yinyuan income taxes will be exempted in the first two years (starting from March 1, 2006) and reduced by 50% in the next three years.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3. Summary of Significant Accounting Policies - continued

Dividend Paid During Fiscal Year 2007

Dividends paid to the pre-acquisition Yinyuan shareholders in the amount of $705,639 during fiscal year ended March 31, 2007 represented dividend payables that Luxon had agreed to prior to the acquisition of Yinyuan.

Cancellation of Dividend

In fiscal year 2007, we were able to reach an agreement with the pre-acquisitions shareholders of Yinyuan whereby they agreed to forgive the remaining outstanding balances of dividend payment in the amount of $312,500.

Risks and Uncertainties
The Company’s products are subject to market pricing pressure which could impact the Company’s gross margin and the recoverability of the recorded inventory value. Management monitors its inventory quantities in an effort to minimize the impact on its results of operations resulting from decreasing sales prices. No estimate can be made of possible losses that could result from future sales price reductions.

4. Advances to Suppliers

Advances to suppliers represent the cash paid in advance for purchasing raw materials or inventory which is to stabilize the raw material unit cost. At March 31, 2008 and 2007, advances to suppliers balance totaled $5,231 and $25,270, respectively.

5. Long-term investment

During December 2004, Yinyuan invested $525,101 in Liaoyuan City Credit Cooperative Corp. Ltd. for 2.7% of ownership. Dividends received are recognized as investment income. On October 17, 2007 Liaoyuan City Credit Cooperative Corp. Ltd., Changchun City Commercial Bank and Jilin City Commercial Bank merged as “ Bank of Jilin ”. After merger, Yinyuan owns 0.162% ownership. At March 31, 2008 and 2007, long-term investment balance totaled $618,895 and $561,433, respectively. The Company plans to hold this as a long-term investment. Investment income for years ended March 31, 2008 and 2007 were $0 and $51,821, respectively.

6. Sales, Major Customers and Suppliers

At March 31, 2008, the total sales revenue of $24,259,813, includes net trade gains of raw materials at $ 944,448 (net of cost). This type of trade does not always happen and was not the main business for the Company. Sales to Jilin Midas Aluminum Industries Co., Ltd. represents 78.5% of sales in 2008 and 91% of sales in 2007.

7. Shipping and Handling Costs

Shipping and handling amounts billed to customers in related sales transactions are included in sales revenues. Direct shipping costs, which are included in operating expenses, were approximately $5,347 and $70 for the twelve months ended March 31, 2008 and 2007, respectively. Handling costs, which are included in costs of sales, were approximately $3,089 and $2,324 for the twelve months ended March 31, 2008 and 2007, respectively.

8. Employee Benefit Plans

Yinyuan has adopted a defined benefit pension plan covering all eligible employees. The plans provide for salary reduction contributions of 1% to 8% of an eligible employee’s compensation. Employer matching contributions are equal to a specified percentage of the participant’s salary deductions. Yinyuan contributed $34,227 and $ 21,285 for the years ended March 31, 2008 and 2007, respectively.

9.  Leases

The Company leases an office building under a non-cancelable forty- nine month lease commencing in May, 2006 and ending in May, 2010. Future minimum lease payments are as follows:

For the year ended March 31:

2009	49,290
2010	51,749
2011	8,694
$109,733

10. Income Tax
The Company accounts for its income taxes in accordance with SFAS No. 109, which requires recognition of deferred tax assets and liabilities and their respective tax bases and any tax credit carry forwards available. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Upon distribution of these earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the PRC. Determination of the amount of unrecognized deferred U.S. income tax liability is not practical because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credits may be available to reduce a portion of any U.S. tax liability.

Luxon was incorporated in the United States of America and is subject to U.S. tax law. Except for the minimum tax liability, no provisions for income taxes have been made as the Company has no taxable income for the years ended March 31, 2008 and 2007, respectively. The applicable income tax rates for Luxon for the years ended March 31, 2008 and 2007 are 34%.

According to federal law in the PRC enterprises with foreign investment and foreign enterprises doing business in the PRC are generally subject to federal enterprise income tax at a rate of 30%. However, because Yinyuan is located in a special region, it has a 15% corporate income tax rate and has been granted a “tax holiday” during which it would pay no income taxes through December 31, 2007. On March 16, 2007, the National People’s Congress of China passed the new Enterprise Income Tax Law, (EIT Law), and on December 6, 2007, the State Council of China issued the Implementation Regulations for the EIT Law which took effect on January 1, 2008.

The EIT Law and Implementation Regulations Rules impose a unified EIT of 25% on all domestic-invested enterprises and Foreign Invested Entities, or FIEs, unless they qualify under certain limited exceptions.

As a result of the above  change  in the  income  tax  laws,  The  Company  will continue  to have a  favorable  rate of 50% of the tax  rates in  effect during fiscal 2008 through 2010 as  determined by the PRC government  and the regional tax authorities.

The provision for income taxes consists of the following:

	For the Years Ended
Income tax expense	March 31, 2008	March 31, 2007
Current PRC tax	$205,091	$-
Current US tax	800	800
Deferred	-	-
Total	$205,891	$800

11. Contingencies

The Company has not, historically, carried any property or casualty insurance. No amounts have been accrued for any liability that could arise from the lack of insurance. Management believes the chances of such an obligation arising are remote.

12.  Stock Issuance

On July 7, 2006, the Company issued 9 million shares of common stock to “Ogston Group Limited” for $ 1.45 million.

On October 5, 2006 in conjunction with a private placement, the Company issued 805,000 shares of common stock for $1.61million.

13. Basic and Diluted Earnings Per Share

The Company computes net earnings per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income available to common stockholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

	March 31, 2008	March 31, 2007

Numerator earnings:	$2,343,548	$1,494,795
Denominator:
Weighted-average shares used to compute basic EPS	20,805,000	18,000,795
Basic and Dilute earnings per common share	$0.11	$0.08

14. Recent Accounting Pronouncements

In March 2008, The Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company has not completed its evaluation of the potential impact, if any, of the adoption of SFAS No. 161 on its consolidated financial position, results of operations and cash flows.

In December 2007, the SEC published the Staff Accounting Bulletin (“SAB”) No. 110, which amends SAB No. 107 by extending the usage of a “simplified” method, as discussed in SAB No. 107, in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123 (revised 2004), Share-Based Payment. In particular, the SEC indicated in SAB 107 that it will accept a company’s election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected term. The Company does not expect that the adoption of this EITF will have a material impact on its consolidated results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations, (“SFAS No. 141(R)”), and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS No. 160”). These new standards are the U.S. GAAP outcome of a joint project with the International Accounting Standards Board (“IASB”). SFAS No. 141(R) and SFAS No. 160 introduce significant changes in the accounting for and reporting of business acquisitions and noncontrolling interests in a subsidiary. SFAS No. 141(R) and SFAS No. 160 continue the movement toward the greater use of fair values in financial reporting and increased transparency through expanded disclosures. SFAS No. 141(R) changes how business acquisitions are accounted for and will impact financial statements at the acquisition date and in subsequent periods. SFAS No. 160 requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. SFAS No. 141(R) and SFAS No. 160 are effective for our fiscal 2009. The Company believes the adoption of SFAS No. 141(R) and SFAS No. 160 will have an impact on the accounting for future acquisitions.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115”. The statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company expects that the Statement will have no material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.”  This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.   This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PROSPECTUS
LUXON HOLDINGS INC.
Dated      , 2008

Selling shareholders are offering up to 1,954,000 shares of common stock. The selling shareholders will offer their shares at $2.50 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Our common stock is not now listed on any national securities exchange, the NASDAQ stock market or the OTC Bulletin Board.

Dealer Prospectus Delivery Obligation

Until       (90 days from the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II-INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF OFFICERS AND DIRECTORS
Our Articles of Incorporation provide that no director or officer shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such person as a director or officer, except for the payment of dividends in violation of Nevada law.  Our Bylaws provide, in pertinent part, that the Company shall indemnify any person made a party to or involved in any civil, criminal or administrative action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or of any corporation which such person served as such at the request of the Company, against expenses reasonably incurred by, or imposed on, such person in connection with, or resulting from, the exercise of such action, suit, proceeding or appeal thereon, except with respect to matters as to which it is adjudged in such action, suit or proceeding that such person was liable to the Company, or such other corporation, for negligence or misconduct in the performance of such persons duties as a director or officer of the Company.  The determination of the rights of such indemnification and the amount thereof may be made, at the option of the person to be indemnified, by (1) order of the Court or administrative body or agency having jurisdiction over the matter for which indemnification is being sought; (2) resolution adopted by a majority of a quorum of our disinterested directors; (3) if there is no such quorum, resolution adopted by a majority of the committee of stockholders and disinterested directors of the Company; (4) resolution adopted by a majority of the quorum of directors entitled to vote at any meeting; or (5) Order of any Court having jurisdiction over the Company.  Such right of indemnification is not exclusive of any other right which such director or officer may have, and without limiting the generality of such statement, they are entitled to their respective rights of indemnification under any bylaws, agreement, vote of stockholders, provision of law, or otherwise in addition to their rights under our Bylaws.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table is an itemization of all expenses, without consideration to future contingencies, incurred or expected to be incurred by us in connection with the issuance and distribution of the securities being offered by this prospectus. Items marked with an asterisk (*) represent estimated expenses. We have agreed to pay all the costs and expenses of this offering. Selling security holders will pay no offering expenses.

ITEM	AMOUNT

SEC Registration Fee*	$175
Legal Fees and Expenses	30,000
Accounting Fees and Expenses*	50,000
Miscellaneous*	10,000

Total*	$90,175

* Estimated Figure

RECENT SALES OF UNREGISTERED SECURITIES

On July 7, 2006, the Company issued 9 million shares of common stock to “Ogston Group Limited,” a BVI company for $ 1.45 million.

On October 5, 2006 in conjunction with a private placement, the Company issued 805,000 shares of common stock at a price of $2.00 per share to 6 U.S. investors for $1.61 million.

We relied upon Section 4(2) of the Securities Act of 1933, as amended for the above issuances to U.S. citizens and residents. We believed that Section 4(2) was available because:

•	None of these issuances involved underwriters, underwriting discounts or commissions;
•	We placed restrictive legends on all certificates issued;
•	No sales were made by general solicitation or advertising;
•	The distributions were made only to investors who were accredited as defined in Regulation D.

In connection with the above transactions, although some of the investors may have also been accredited, we provided the following to all investors:

•	Access to all our books and records.
•	Access to all material contracts and documents relating to our operations.
•	The opportunity to obtain any additional information, to the extent we possessed such information, necessary to verify the accuracy of the information to which the investors were given access.

Prospective investors were invited to review at our offices at any reasonable hour, after reasonable advance notice, any materials available to us concerning our business. Prospective Investors were also invited to visit our offices.

EXHIBITS

Item 2

1 Share Exchange Agreement

Item 3

1 Articles of Incorporation of Luxon Holdings Inc.

2 Bylaws of Luxon Holdings Inc.

3 Organizational Documents of Subsidiary Yinyuan Aluminum Alloy Company

Item 4

1 Form of common stock Certificate of the Luxon Holdings Inc.(1)

Item 5

1 Legal Opinion of Williams Law Group, P.A.

Item 21

1. Subsidiary - Yinyuan Aluminum Alloy Company

Item 23

1 Consent of Child, Van Wagoner & Bradshaw, PLLC.
2 Consent of Williams Law Group, P.A. (included in Exhibit 5.1)

All other Exhibits called for by Rule 601 of Regulation S-K are not applicable to this filing.

(1) Information pertaining to our common stock is contained in our Articles of Incorporation and Bylaws.

UNDERTAKINGS

a.	The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in City of Industry, California on October 11, 2008.

Luxon Holdings Inc.

Title	Name	Date	Signature
Principal Executive Officer	Stephen C. Lee	October 11, 2008	/s/ Stephen C. Lee

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Signature	Position	Date
William Z Wang	/s/ William Z Wang	Chairman/Director	October 11, 2008

Stephen C. Lee	/s/ Stephen C. Lee	CEO/Director	October 11, 2008
Tim T Chai	/s/ Tim T Chai	CFO/Principal Financial Officer/Principal Accounting Officer	October 11, 2008
Xiaoguang Yang	/s/ Xiaoguang Yang	Director	October 11, 2008